Notice of 2020 Annual General Shareholder Meeting and Information Circular MAKE MORE POSSIBLE Our Annual General Shareholder Meeting will be held at 11:00 a.m. (Eastern Time) Wednesday, April 22, 2020. Virtual-only meeting via live webcast https://web.lumiagm.com/293602939

Who We Are

Rogers Communications Inc. is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com. Information on or connected to this and any other websites referenced in this document does not constitute part of this document.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

Please Register for Electronic Delivery of Shareholder Materials

In our continuing effort to reduce environmental impacts and printing and postage costs, Rogers Communications Inc. has adopted the “notice-and-access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials, such as information circulars and annual financial statements, on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number, which can be found on the right-hand side of the mailing sheet or your Class A Voting Instruction Form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, AST Trust Company (Canada), please register for electronic delivery at ca.astfinancial.com/InvestorServices/edelivery using your personalized Holder Account Number, which can be found on either the separate election form or your Class A Form of Proxy.

Letter to Shareholders

Dear Shareholders,

You are invited to participate in Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at 11:00 a.m. (Eastern Time) on Wednesday, April 22, 2020. This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual-only format, which will be conducted via live webcast.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the nominated directors, our corporate governance practices, and how we compensate our executive officers and directors. If you are a holder of Class A Voting Shares, please use the proxy or voting instruction form provided to you to submit your vote prior to the meeting.

We will provide live coverage of the meeting via webcast online at https://web.lumiagm.com/293602939. A rebroadcast of the meeting webcast will be available at the Investor Relations section of our website at investors.rogers.com after the meeting.

We hope you can join us via the webcast on April 22, 2020.

Sincerely,

Edward S. Rogers	Joe Natale
Chair of the Board	President and Chief Executive Officer

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Where To Find It

3	Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

5	Information Circular

7	Voting Information
	7	Registered Shareholders
	10	Beneficial Owners (Non-Registered Holders)
	11	How to Participate in the Meeting
	11	How Votes are Counted
	12	Outstanding Shares and Main Shareholders
	13	Restricted Share Disclosure

14	Business of the Meeting
	14	Election of Directors
		14	The Proposed Nominees
	23	Appointment of Auditors

24	Executive Compensation
	24	Human Resources Committee Letter to Shareholders
	28	Compensation Discussion & Analysis
	41	Summary Compensation Table
	43	Incentive Plan Awards
	48	Pension Benefits
	50	Termination and Change of Control Benefits

53	Director Compensation

58	Securities Authorized for Issuance Under Equity Compensation Plans

60	Indebtedness of Directors and Executive Officers

61	Corporate Governance
	61	Statement of Corporate Governance Practices
		62	Board Composition
		65	Board’s Skills Matrix
		66	Board Mandate and Responsibilities
		66	Code of Conduct and Ethics and Business Conduct Policy
		67	Director Orientation and Continuing Education
		67	Director Nomination and Board Assessment, Gender Diversity, and Term Limits
		68	Gender Diversity in Executive Officer Positions
		69	Risk Management Oversight
		69	Audit and Risk Committee
		69	Other Good Governance Practices
		69	Interaction with Shareholders

70	Report of the Audit and Risk Committee

72	Other Information

73	Appendices
		73	A – National Instrument Requirements
		82	B – Board of Directors Mandate
		87	C – Committee Mandates

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Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual General Meeting of Shareholders (the meeting).

When Wednesday, April 22, 2020 11:00 a.m. (Eastern Time)	Where Virtual-only meeting via live webcast online at https://web.lumiagm.com/293602939

BUSINESS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

1.	receiving the consolidated financial statements for the year ended December 31, 2019, including the external auditors’ report;

2.	electing 15 directors to our Board of Directors (see “Election of Directors” in the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” in the Information Circular); and

4.	considering any other business that may properly come before the meeting.

YOU HAVE THE RIGHT TO VOTE

You are entitled to notice of, to participate in, and to vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 2, 2020 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares.

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to participate in the meeting, but not to vote at the meeting.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

VOTING CLASS A SHARES

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. Unless you participate in the meeting virtually and vote at the meeting, we must receive your completed proxy or voting instructions no later than 2:00 p.m. (Eastern Time) on April 21, 2020. If you are the beneficial owner of Class A Shares, please see “Beneficial Owners (Non-Registered Holders)” in the Information Circular for voting information. Please note that a holder of Class A Shares who appoints a proxyholder other

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than the management appointees named on the proxy form MUST ALSO register such proxyholder with our transfer agent AST Trust Company (Canada) after submitting their form of proxy or voting instructions. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the meeting as a proxyholder and only being able to participate as a guest.

We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at investors.rogers.com/corporate-governance/agm-materials before voting.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2019 audited financial statements, can be reviewed and downloaded from investors.rogers.com/corporate- governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792, prior to April 6, 2020 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

ADMISSION TO THE MEETING

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate at the meeting online regardless of their geographic location.

Registered holders of Class A Shares and duly appointed proxyholders will be able to participate in the meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Information Circular. Beneficial holders of Class A Shares who have not duly appointed themselves as proxyholder will be able to participate in the meeting as guests, but will not be able to vote at the meeting. Registered holders of Class B Non-Voting Shares will be able to participate in the meeting as guests.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 647.435.6470, ou sans frais au 1.844.801.4792. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

Graeme McPhail

Secretary

Toronto, Ontario, Canada

March 5, 2020

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Information Circular

Information is as of March 5, 2020 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 22, 2020 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail; however, we may solicit proxies by telephone, in writing, or in person by our directors, officers, or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

Certain metrics discussed in this circular, such as adjusted EBITDA and free cash flow, are “Non-GAAP Measures” and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under International Financial Reporting Standards (IFRS) and do not have standard meanings, so may not be a reliable way to compare us to other companies. For a complete discussion surrounding the metrics and how they are calculated, please see “Non-GAAP Measures and Related Performance Measures” in our Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 (2019 MD&A).

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2019 audited financial statements, can be reviewed, and downloaded from investors.rogers.com/corporate-governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

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PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting, please contact us at investor.relations@rci.rogers.com, at 647.435.6470, or toll free at 1.844.801.4792, prior to April 6, 2020 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

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Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, AST Trust Company (Canada).

WHO CAN VOTE?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 2, 2020 (the record date), you will be entitled to participate in and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to participate in the meeting or any adjournments or postponements of the meeting, but will not be entitled to vote on any business. Voting is subject to certain restrictions described below.

VOTING BY PROXY

If you are entitled to vote Class A Shares, you may appoint someone else to participate in the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to participate in the meeting you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

1.

You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

•	Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

•	Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a Control Number, you will not be able to vote by telephone.

•	Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

•	Fax/E-mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax both sides of the completed proxy form to AST Trust Company (Canada) at 416.368.2502 or toll-free from Canada or the United States at 1.866.781.3111, or scan both sides and e-mail it to proxyvote@astfinancial.com.

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or

2.

You may appoint another person to participate in the meeting on your behalf and vote your Class A Shares. If you choose this option, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, you may indicate how you want your shares voted, and YOU MUST return your proxy by mail and telephone AST Trust Company (Canada) at 1.800.387.0825 or 416.682.3860 by April 20, 2020 and provide AST Trust Company (Canada) with the required information for your appointee so that AST Trust Company (Canada) may provide the appointee with a Control Number. This Control Number will allow your appointee to log in to and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. To return your proxy by mail you must sign, date, and return the proxy form in the envelope provided. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must participate in the meeting and vote on your behalf in order for your votes to be counted.

Unless you intend to participate in the meeting and vote at the meeting (see “Voting at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 2:00 p.m. (Eastern Time) on April 21, 2020.

Your Voting Choices

You may instruct your proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. Your proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed, or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations, or other business.

Changing Your Mind

You may revoke your proxy form:

•

by delivering a subsequent completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 21, 2020, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

by delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 21, 2020, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

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•	by participating in the meeting and voting at the meeting;

•	as our Articles permit; or

•	as otherwise permitted by law.

VOTING AT THE MEETING

Registered holders of Class A Shares and their duly appointed proxyholders may vote at the meeting by completing a ballot online during the meeting, as further described below under “How to Participate in the Meeting”.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access this year, we are not mailing hard copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under NI 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, AST Trust Company (Canada).

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES GIVE VOTING INSTRUCTIONS?

Your representative may have sent to you the notice of meeting, including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE AT THE MEETING?

Non-registered holders of Class A Shares who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as guests. This is because the Company and our transfer agent, AST Trust Company (Canada), do not have a record of the non-registered holders of Class A Shares, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

If you are a non-registered holder of Class A Shares and wish to vote at the meeting, you can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions. YOU MUST also telephone AST Trust Company (Canada) at 1.800.387.0825 or 416.682.3860 by April 20, 2020 and provide AST Trust Company (Canada) with the required information so that AST Trust Company (Canada) may provide you with a Control Number. This Control Number will allow you to log in to and vote at the meeting. Without a Control Number you will only be able to log in to the meeting as a guest and will not be able to vote.

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CHANGING YOUR MIND AS A NON-REGISTERED HOLDER

As a non-registered holder of Class A Shares, you may change your voting instructions or decide to vote at the meeting by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you at least seven days before the meeting.

HOW TO PARTICIPATE IN THE MEETING

Rogers is holding the meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person.

Participating in the meeting online enables registered holders of Class A Shares and duly appointed proxyholders, including non-registered holders of Class A Shares who have duly appointed themselves as proxyholder, to listen to the meeting and ask questions, all in real time. Registered holders of Class A Shares and duly appointed proxyholders can also vote at the appropriate times during the meeting.

Guests, including non-registered holders of Class A Shares shareholders who have not duly appointed themselves as proxyholder, can log in to the meeting as set out below. Guests can listen to the meeting but are not able to vote.

Log in online at https://web.lumiagm.com/293602939. We recommend that you log in at least one hour before the meeting starts.

Click “Login” and then enter your 13-digit Control Number (see below) and Password “rogers2020” (case sensitive).

OR

Click “Guest” and then complete the online form.

Registered shareholders: The Control Number located on the form of proxy you received is your Control Number.

Duly appointed proxyholders: AST Trust Company (Canada) will provide the proxyholder with a Control Number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

HOW VOTES ARE COUNTED

CLASS A SHARES

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP, AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

•	Broadcasting Act (Canada); and

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•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our Board of Directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on the transfer, voting, and issuance of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On February 24, 2020, 111,154,811 Class A Shares and 393,770,507 Class B Non-Voting Shares were issued and outstanding. Voting control of RCI is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at February 24, 2020, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 108,403,398 Class A Shares, representing approximately 97.52% of the outstanding Class A Shares, and 38,508,700 Class B Non-Voting Shares, representing approximately 9.78% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of RCI for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a

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trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. A majority of those individuals are currently serving as directors of RCI.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the Board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the Chair or Deputy Chair of the Board, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members and the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers, and David A. Robinson (Rogers family members); Alan D. Horn, Thomas I. Hull, and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 24 to our 2019 Audited Consolidated Financial Statements.

2020 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    13

Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set the number of directors to be elected at the meeting at 15. Robert K. Burgess resigned from the Board effective November 20, 2019. All of the current directors retire at the meeting but are eligible for re-election. Unless their office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until their successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, a copy of which is available in the “Corporate Governance” section of the Company’s website under “Articles & Corporate Governance Documents” at investors.rogers.com/corporate-governance.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 15 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Bonnie R. Brooks, C.M. Age: 66 Toronto, Ontario, Canada Florida, United States Director since: 2015 (5 years) Independent

Ms. Brooks has more than 30 years of executive leadership in retail, customer service, product, and marketing in North America, Asia and the United Kingdom. Ms. Brooks has served as a director of Chicos FAS Inc. since 2016, and was appointed CEO and President in July 2019. Ms. Brooks was previously the Vice Chair of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor USA, Kaufhof Galleria Germany, and Hudson’s Bay Canada) from February 2014 to December 2016. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President and, in January 2012, was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the US. Ms. Brooks is the former Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association and in December 2016, Ms. Brooks was appointed to the Order of Canada. Ms. Brooks holds a M.B.A. from the University of Western Ontario and three honorary Doctorate degrees from Canadian universities.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange: Symbol)
		Board		7 of 7	100%	Chicos FAS Inc.
		Corporate Governance		1 of 1	100%	(NYSE: CHS)
		Human Resources		5 of 5	100%	Riocan Real Estate Investment Trust
		Pension		3 of 3	100%	(TSX:REI)

		Combined Total		16 of 16	100%
		Top Skills and Experience[1]: CEO/Senior Management, Human Resources, Outside Boards, Retail
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	4,722	8,541	$967,168	6.0	Yes	8.8
2020	–	8,158	9,728	$1,175,885	6.0	Yes	10.7
Change	–	3,436	1,187	$208,717
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,740,852	3,429	102,744,281
Percentage of votes					99.997%	0.003%	100%

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John H. Clappison Age: 73 Toronto, Ontario, Canada Director Since: 2006 (14 years) Independent

Mr. Clappison has served as Lead Director of the Company since April 2018. Mr. Clappison joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in 2005. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant, and a Fellow of the Chartered Professional Accountants of Ontario.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange: Symbol)
		Board		7 of 7	100%	Nil
		Audit and Risk		6 of 6	100%
		Corporate Governance		4 of 4	100%

		Combined Total		17 of 17	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Professional Services
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	400	4,235	35,579	$2,930,044	6.0	Yes	26.6

2020	400	5,769	36,639	$2,824,407	6.0	Yes	25.7

Change	–	1,534	1,060	$(105,637)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,740,292	3,989	102,744,281
Percentage of votes					99.996%	0.004%	100%

Robert Dépatie Age: 61 Montreal, Quebec, Canada Director Since: 2017 (3 years) Independent

Mr. Dépatie has been the strategic advisor for Robert Depatie & Associates Inc. since July 2015. Prior to that, from February 2015 to June 2015, Mr. Dépatie was President of Groupe St-Hubert. Mr. Dépatie was President and CEO of Quebecor Inc. and Quebecor Media Inc. from May 2013 to April 2014, as well as President and CEO of Vidéotron ltée from June 2003 to May 2013. He joined Vidéotron ltée in December 2001 as Senior Vice President, Sales, Marketing and Customer Service.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Sportscene Group Inc.
		Corporate Governance		4 of 4	100%	(TSXV:SPS)
		Human Resources		5 of 5	100%
		Nominating		3 of 3	100%

		Combined Total		19 of 19	100%
		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	10,110	–	$738,738	6.0	Yes	6.7
2020	–	11,195	–	$731,593	6.0	Yes	6.7
Change	–	1,085	–	$(7,145)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,740,452	3,829	102,744,281
Percentage of votes					99.996%	0.004%	100%

2020 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    15

Robert J. Gemmell Age: 63 Oakville, Ontario, Canada Director Since: 2017 (3 years) Independent

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from Schulich School of Business.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Agnico Eagle Mines Limited
		Audit and Risk		6 of 6	100%	(TSX/NYSE:AEM)
		Finance		5 of 5	100%
		Pension		2 of 2	100%

		Combined Total		20 of 20	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	15,000	5,731	$1,513,503	6.0	Yes	13.8
2020	–	15,007	9,598	$1,614,861	6.0	Yes	14.7
Change	–	7	3,867	$101,358
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,740,646	3,635	102,744,281
Percentage of votes					99.996%	0.004%	100%

Alan D. Horn Age: 68 Toronto, Ontario, Canada Director Since: 2006 (14 years) Non-Independent

Mr. Horn is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI. Mr. Horn served as Chair of the Board of RCI from March 2006 to December 2017. Mr. Horn also served as Interim President and Chief Executive Officer of the Company from October 2016 to April 2017 and from October 2008 to March 2009. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn, a Chartered Professional Accountant and Chartered Accountant, is a member of the Advisory Committee of the Rogers Control Trust[4]. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board Finance Pension Combined Total		7 of 7 5 of 5 3 of 3 15 of 15	100% 100% 100% 100%	CCL Industries Inc. (TSX:CCL) Fairfax India Holdings Corporation (TSX:FIH) Trilogy International Partners Inc. (TSX:TRL)

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	46,600[5]	1,307,549	58,236	$103,165,346	6.0	Yes	937.9
2020	46,600[5]	1,321,030	59,972	$93,395,658	6.0	Yes	849.1
Change	–	13,481	1,736	$(9,769,688)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,720,224	24,057	102,744,281
Percentage of votes					99.977%	0.023%	100%

16    |    ROGERS COMMUNICATIONS INC.    2020 MANAGEMENT INFORMATION CIRCULAR

Ellis Jacob, C.M. Age: 66 Toronto, Ontario, Canada New Nominee Independent

Mr. Jacob has more than 30 years’ experience in the motion picture exhibition industry. Mr. Jacob has served as President and Chief Executive Officer of Cineplex Inc. since 2003. Mr. Jacob was previously Chief Executive Officer and co-founder of Galaxy Entertainment Inc. from 1999 to 2003. Mr. Jacob is member of the board of ASM Global, Baycrest Centre for Geriatrics, the Movie Theatre Association of Canada and the Toronto International Film Festival. In addition, Mr. Jacob is the chairman of the National Association of Theater Owners, a founding director of the Canadian Children’s Literacy Foundation and a member of the Board of Governors for Mount Sinai Hospital. Mr. Jacob is a Fellow Chartered Professional Accountant, Fellow Chartered Accountant, and Fellow Certified Management Accountant. He holds the ICD.D designation from the Institute of Corporate Directors. In 2010, Mr. Jacob was appointed a Member of the Order of Canada, in 2013 he was recognized as Canada’s Most Innovative CEO by Canadian Business, in 2014 he was recognized as Canada’s Most Admired CEO, Enterprise, by Waterstone Human Capital and in 2019 he received the ICTA Global Cinema Innovation Award. Mr. Jacob holds a M.B.A. from the Schulich School of Business.

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
Cineplex Inc.
		Nil				(TSX: CGX)

Top Skills and Experience: CEO/Senior Management, Finance/M&A/Strategy, Financial Services, Government/Regulatory Affairs, Telecommunications/Media, Retail
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of Applicable Cash Retainer
2020	–	1,000	n/a	n/a	n/a	n/a	n/a

Philip B. Lind, C.M. Age: 76 Toronto, Ontario, Canada Director Since: 1979 (41 years) Non-Independent

Mr. Lind serves as Vice Chair of the Board of the Company and is a member of the Advisory Committee of the Rogers Control Trust[4]. Mr. Lind joined the Company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery, Art Gallery of Ontario, and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science) from the University of Rochester. In 2002, he received a LL.D, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, he was inducted into the U.S. Cable Hall of Fame, the third Canadian to be so honoured.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board Combined Total		7 of 7 7 of 7	100% 100%	Nil

		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Government/Regulatory Affairs, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	380,520	926	–	$27,674,389	6.0	Yes	251.6
2020	380,520	926	–	$25,406,951	6.0	Yes	231.0
Change	–	–	–	$(2,267,438)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,720,445	23,836	102,744,281
Percentage of votes					99.977%	0.023%	100%

2020 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    17

John A. MacDonald[3] Age: 66 Toronto, Ontario, Canada Director since: 2012 (8 years) Independent

Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Mr. MacDonald joined Bell Canada as Chief Technology Officer in 1994 and retired from Bell in 1999 as President and Chief Operating Officer. Prior to his work at Bell, he spent 18 years at NBTel, rising to the position of Chief Executive Officer in 1994. Mr. MacDonald is also a director of BookJane Inc. Mr. MacDonald holds a B.Sc. in Electrical Engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Amdocs Limited i (NASDAQ:DOX)
		Audit and Risk		6 of 6	100%
		Human Resources		5 of 5	100%
		Nominating		3 of 3	100%

		Combined Total		21 of 21	100%
		Top Skills and Experience[1]: CEO/Senior Management, Outside Boards, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2019	–	4,178	16,412	$1,500,707	6.0	Yes	13.6
2020	–	4,257	19,693	$1,579,308	6.0	Yes	14.4
Change	–	79	3,281	$78,601
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,740,046	4,235	102,744,281
Percentage of votes					99.996%	0.004%	100%

Isabelle Marcoux, C.M. Age: 50 Montreal, Quebec, Canada Director Since: 2008 (12 years) Independent

Ms. Marcoux is Chair of Transcontinental Inc., a major Canadian printing, publishing and flexible packaging company, and was previously Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held various senior positions within Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux practiced corporate and securities law at McCarthy Tétrault LLP. Ms. Marcoux has been a director of the Montreal Children’s Hospital Foundation since 2015 and is Co-chair of the 2019-2026 Capital Campaign. In 2019, Ms. Marcoux was appointed Member of the Order of Canada. In 2018, Ms. Marcoux became a member of the Advisory Board of McGill University’s Faculty of Law, and Chair of the Major Donors’ Circle for Centraide of Greater Montreal. Ms. Marcoux joined the “Club des entrepreneurs” of the Quebec Employers Council, recognizing her exceptional contribution to Quebec’s economic development. In 2017, Ms. Marcoux was inducted into the Women’s Executive Network (WXN) Hall of Fame and was awarded the Visionary Award for Strategic Leadership presented by the Women Corporate Directors Foundation. In 2016, Ms. Marcoux was awarded the Medal of the National Assembly in Quebec, recognizing the impact of her continuous community involvement, and was recognized as one of Canada’s 100 most powerful women by the WXN. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Transcontinental Inc. (TSX:TCL) Power Corporation of Canada (TSX:POW)
		Corporate Governance		4 of 4	100%
		Human Resources		5 of 5	100%

		Combined Total		16 of 16	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/MD&A/Strategy, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	–	41,964	$3,056,629	6.0	Yes	27.8
2020	–	–	47,064	$3,109,533	6.0	Yes	28.3
Change	–	–	5,100	$52,904
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,741,041	3,240	102,744,281
Percentage of votes					99.997%	0.003%	100%

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Joe Natale Age: 55 Toronto, Ontario, Canada Director Since: 2017 (3 years) Non-Independent

Mr. Natale became President and Chief Executive Officer of RCI on April 19, 2017. Previously, Mr. Natale was at Telus Corporation from 2003 to 2015 where he held a number of senior positions including President and CEO. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale serves on the board of the CivicAction Leadership Foundation and The Hospital for Sick Children. Mr. Natale holds a BASc in Electrical Engineering from the University of Waterloo.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil

		Combined Total		7 of 7	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	481	8,061	n/a*	n/a*	n/a*	n/a *
2020	–	1,038	8,301	n/a*	n/a*	n/a*	n/a*
Change	–	557	240
* Mr. Natale is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,720,699	23,582	102,744,281
Percentage of votes					99.977%	0.023%	100%

The Honourable David R. Peterson, P.C., Q.C. Age: 76 Toronto, Ontario, Canada Director Since: 1991 (29 years) Independent

Mr. Peterson is Chairman Emeritus of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital Foundation in Toronto. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board Nominating Pension Combined Total		7 of 7 3 of 3 3 of 3 13 of 13	100% 100% 100% 100%	Franco-Nevada Corporation (TSX:FNV)

		Top Skills and Experience[1]: Government/Regulatory Affairs, Outside Boards, Professional Services, Public Sector
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	–	76,900	112,405	$13,806,648	6.0	Yes	125.5
2020	–	76,900	119,389	$12,913,422	6.0	Yes	117.4
Change	–	–	6,984	$(893,226)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,715,824	28,457	102,744,281
Percentage of votes					99.972%	0.028%	100%

2020 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    19

Edward S. Rogers[6] Age: 50 Toronto, Ontario, Canada Director Since: 1997 (23 years) Non-Independent

Mr. Rogers has served as Chair of the Board of RCI since January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment, Cablelabs and the Toronto SickKids Foundation. He is the Rogers Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust[4]. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange: Symbol)
		Board Finance Nominating Combined Total		7 of 7 5 of 5 3 of 3 15 of 15	100% 100% 100% 100%	Nil

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	2,000	1,510,852	–	$110,543,056	6.0	Yes	221.1
2020	5,000	1,811,820	–	$118,735,487	6.0	Yes	237.5
Change	3,000	300,968	–	$8,192,431
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,720,056	24,225	102,744,281
Percentage of votes					99.976%	0.024%	100%

Loretta A. Rogers[6] Age: 80 Toronto, Ontario, Canada Director Since: 1979 (41 years) Non-Independent

Mrs. Rogers serves as a corporate director and is a member of the Advisory Committee of the Rogers Control Trust[4]. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, an honorary Doctor of Laws from Ryerson University, and an honorary Doctor of Laws from the University of Toronto.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board Combined Total		7 of 7 7 of 7	100% 100%	Nil

		Top Skills and Experience[1]: Corporate Social Responsibility, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	2,000	55,510	90,766	$10,812,633	6.0	Yes	98.3
2020	2,000	49,915	93,471	$9,570,817	6.0	Yes	87.0
Change	–	(5,595)	2,705	$(1,241,816)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,718,151	26,130	102,744,281
Percentage of votes					99.975%	0.025%	100%

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Martha L. Rogers[6] Age: 47 Toronto, Ontario, Canada Director Since: 2008 (12 years) Non-Independent

Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[4] and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange:Symbol)
		Board		5 of 7	71%	Nil

		Combined Total		5 of 7	71%

		Top Skills and Experience[1]: Corporate Social Responsibility, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	200	1,106,592	36,287	$83,516,335	6.0	Yes	759.2
2020	200	1,109,055	37,368	$74,959,001	6.0	Yes	681.4
Change	–	2,463	1,081	$(8,557,334)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,722,911	21,370	102,744,281
Percentage of votes					99.979%	0.021%	100%

Melinda M. Rogers[6] Age: 49 Toronto, Ontario, Canada Director Since: 2002 (18 years) Non-Independent

Ms. Rogers has served as Deputy Chair of the Board of RCI since January 2018, and as Vice Chair of the Rogers Control Trust[4] since 2008. Ms. Rogers was appointed a director of Rogers Bank on December 31, 2017. Ms. Rogers has held progressively senior roles at Rogers since joining the company in 2000. Most recently, she was Founder of Rogers Venture Partners from 2011 to 2018. She also served as Senior Vice President, Strategy and Development from 2006 to 2014, Vice President, Strategic Planning & Venture Investments from 2004 to 2006, and Vice President, Venture Investments from 2000 to 2004. Ms. Rogers serves on the board of Maple Leaf Sports and Entertainment and is Chair of Jays Care Foundation. Ms. Rogers holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto. Ms. Rogers was awarded an honorary doctorate from Huron University College at Western University in November 2018.

		Board/Committee Membership		Attendance 2019		Public Board Memberships (Exchange: Symbol)
		Board		7 of 7	100%	Nil
		Finance		5 of 5	100%
		Nominating		3 of 3	100%
		Pension		3 of 3	100%

		Combined Total		18 of 18	100%
		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2019	200	1,108,418	4,879	$81,362,022	6.0	Yes	325.4
2020	200	1,110,422	5,025	$72,911,383	6.0	Yes	291.6
Change	–	2,004	146	$(8,450,639)
Voting Results of the Annual General Meeting of Shareholders held April 18, 2019:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					102,722,936	21,345	102,744,281
Percentage of votes					99.979%	0.021%	100%

[1]	For further information and definitions, see “Board’s Skills Matrix”.
[2]

2020 holdings are as at February 24, 2020; 2019 holdings were as at February 25, 2019. Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares, and DSUs (as defined below) beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares that are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price

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for those shares on the Toronto Stock Exchange on February 24, 2020, which were $66.61 and $65.35, respectively. The value of DSUs is the fair market value of a DSU on February 24, 2020, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 24, 2020 which was $66.07. For 2019, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on February 25, 2019, which were $72.55 and $73.07, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 25, 2019, which was $72.84.
[3]

Mr. MacDonald was a director of Magor Corporation (Magor) when it proactively filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act on November 30, 2016. On July 11, 2017, Magor completed the sale of its wholly-owned subsidiary, Magor Communications Corp. (MCC), to N. Harris Computer Corporation. The transaction was approved by the Ontario Superior Court of Justice and Magor and MCC’s creditors under the Bankruptcy and Insolvency Act. Magor ceased operations following the transaction.

[4]	Voting control of the Company is held by the Rogers Control Trust. For additional information, see “Outstanding Shares and Main Shareholders”.
[5]	Class A Shares are held by a trust of which Mr. Horn is a trustee.
[6]

Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, see “Outstanding Shares and Main Shareholders”.

Each of the proposed nominees other than Mr. Jacob is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

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2. APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at our Annual General Meeting of the Shareholders of the Company on April 18, 2019.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, it is proposed that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2019		2018
Auditors’ Fees	$	%	$	%
Audit Fees[1]	6,042,150	88.2	6,324,754	87.9
Audit-Related Fees[2]	692,753	10.1	797,575	11.1
Tax Fees[3]	114,322	1.7	71,606	1.0
Total	6,849,225	100.0	7,193,935	100.0

[1]

Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

[2]

Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions and divestitures, and consultations regarding accounting standards not yet effective.

[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.

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Executive Compensation

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee and the Board, we are pleased to provide an overview of the Company’s key accomplishments over the past year, highlight changes to compensation programs, and describe how the Company’s 2019 executive compensation programs rewarded our management team and aligned with our performance for the year. Further details are provided in the “Compensation Discussion & Analysis” section.

KEY PERFORMANCE DRIVERS AND 2019 STRATEGIC HIGHLIGHTS

In 2019 we took significant steps to reach our long-term strategic objectives, culminating in the commercial launch of Ignite TV™ offerings and Rogers Infinite™ unlimited data plans. The following achievements display the progress we made towards meeting our strategic priorities and the objectives we set along with them.

Create Best-In-Class Customer Experiences by Putting our Customers First in Everything We Do

•   Increased our customer likelihood to recommend scores across all business units.

•   Grew online digital adoption and reduced call volume into our call centres.

•   Launched Rogers Infinite unlimited data plans with no overage charges, the first national Canadian carrier to introduce such plans.

•   Announced a new customer solutions centre in Kelowna, BC, to better serve our customers across time zones.

•   Launched Rogers Pro On-the-Go™, a new, personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.

•   Ended the year with over 325,000 subscribers on Ignite TV, the foundation of our Connected Home future.

Invest in our Networks and Technology to Deliver Leading Performance and Reliability

•   Secured 20-year 600 MHz spectrum licences covering all provinces and territories across the country for a total price of $1.7 billion to give our customers the best wireless experience. This low-frequency spectrum is a critical foundation for deploying 5G technology across Canada.

•   Became a founding member of the 5G Future Forum, which will collaborate to develop interoperable 5G standards for mobile edge computing across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•   Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

•   Turned on Canada’s first 5G-powered campus at the University of British Columbia to facilitate pre-commercial research and testing of 5G applications and announced a three-year partnership agreement with the University of Waterloo to advance 5G research.

•   Awarded “Best in Test” for overall wireless customer experience nationally by Umlaut, a global mobile network benchmarking leader, based on measurement testing conducted between May 6 and July 15, 2019.

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Deliver Innovative Solutions and Compelling Content that Our Customers Will Love

•   Launched Ignite TV in Newfoundland and New Brunswick.

•   Launched Sportsnet Now™ and Amazon Prime Video on Ignite TV.

•   Launched the Ignite WiFi™ Hub app and introduced Wall-to-Wall WiFi pods to manage home WiFi networks and enhance WiFi connectivity in homes.

•   Partnered with the Aboriginal Peoples Television Network to broadcast the first-ever NHL game in Plains Cree.

Drive Profitable Growth in All the Markets We Serve

•   Achieved our revised 2019 guidance targets.

•   Grew adjusted EBITDA by 4%.

•   Attracted 334,000 net new wireless postpaid subscribers and 104,000 net new Internet subscribers.

•   Returned $1.7 billion to shareholders through dividend payments and share repurchases.

Develop Our People and a High Performance Culture

•   Achieved a best-in-class employee engagement score.

•   Recognized, in November 2019, as one of Canada’s Top 100 employers by MediaCorp Canada Inc. for the 7th year in a row.

•   Recognized, in November 2019, as one of Canada’s Most Admired Corporate Cultures by Waterstone.

•   Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.

•   Named to the 2019 Bloomberg Gender-Equality Index in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women’s equality in the workplace.

•   Recognized, in March 2019, as one of Canada’s Best Diversity Employers by MediaCorp Canada Inc.

•   Named, in May 2019, to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.

•   Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

Be a Strong, Socially Responsible Leader in Our Communities Across Canada

•   Contributed $14 billion in economic value to the Canadian economy.

•   Contributed over $60 million through cash and in-kind investments to help our communities thrive.

•   Expanded our Connected for Success affordable broadband program to 335 community housing partners.

•   Raised over $2 million for over 1,100 charities during Give Together Month, with Rogers matching employee donations up to $1,000.

•   Made a meaningful difference in the lives of youth through the Ted Rogers Scholarship Fund, Jays Care Foundation, and the Ted Rogers Community Grants program.

•   Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together™ Volunteer Days.

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UPDATES TO COMPENSATION PROGRAMS

Each year, we review our compensation programs to ensure they are aligned with our priorities and good governance practices while also being consistent with relevant market practices.

Short-Term Incentive Plan (STIP)

•

For 2019, we did not introduce material changes to the design of our STIP, but implemented modifications to the Company Multiplier component of our plan that would better align it with the Company’s strategic priorities:

•	we maintained focus on the three pillars of Employee Experience, Customer Experience, and Financial Performance;

•	within the Customer Experience metrics, we replaced Gross Customer Additions with Share of Customer Revenue Growth; and

•	within the Financial Performance metrics, we increased the weighting of Adjusted EBITDA from 20% to 30% and reduced the weighting of Total Service Revenue from 20% to 10%.

•	We believe these continue to be effective measures of our success and align with our strategic priorities.

•	For 2020, we are making some minor changes to the Customer Experience metrics to maintain focus on both our business priorities and progress.

Target Pool	X	Company Multiplier Employee Experience (10%) Customer Experience (50%) Financial Performance (40%)	=	Final Pool

Long-Term Incentive Plan (LTIP)

•

For 2019, we maintained the same LTIP design mix as 2018. LTIP awards were delivered in Stock Options (SOs) and Performance Restricted Share Units (PRSUs). PRSU performance continued to be measured based on relative Total Shareholder Return (TSR) and PRSU free cash flow (PRSU FCF). The PRSU payout range was revised to be 0% to 150% of target. A strong pay-for-performance approach was used in determining NEO LTIP award levels, with executives’ performance as well as contribution to long-term value creation being taken into account. To better align our LTIP to market practices, and to align performance, we moved our CEO and other NEOs to the same plan design and payout range. See “PRSUs” in “Compensation Decisions for 2019-2020” for further information on these metrics.

•

For 2020, we are maintaining the same LTIP design mix with awards being delivered in SOs and PRSUs. We will calibrate the PRSU performance measures to align to business priorities over the next three years as necessary. Our objectives remain focused on the following:

•	retain the talent the Company needs to be successful;

•	reward the team for achieving success and creating long-term value; and

•	align the LTIP design with the Company’s long-term strategy, priorities, and shareholder interests while also considering the performance metric associated with the latter.

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2019 PAY FOR PERFORMANCE

The primary metrics that drove Rogers’ performance were also the focus of our incentive plans. These included Employee Experience, Customer Experience, and key Financial metrics.

In another year of increased competition, we achieved solid results. This included growth in adjusted EBITDA, free cash flow, employee engagement, and a number of key customer metrics. Taking into consideration our performance relative to targets established at the beginning of the year, the final bonus pool was approved at 91% of the target pool. Individual employee bonus amounts were based on this achievement, team performance, and individual performance.

Based on our annual TSR relative to BCE, Telus, Cogeco, Quebecor, and Shaw in 2017, 2018, and 2019, and our three-year PRSU FCF performance over the same period, the Human Resources Committee approved a payout score of 104.1% of target for the CEO’s and 105.7% of target for other executives’ PRSU awards granted in 2017 and vesting in 2020.

THE TALENT AGENDA

The integration between the talent management and compensation programs continues to be a critical priority, enabling Rogers to attract, motivate, develop, and retain the best talent in Canada. In turn, this supports the Company’s drive to deliver on our customer and shareholder commitments. As part of our strategy, we continued to review and discuss the progress on our executive development and succession plans. We further enhanced our annual talent review process with increased focus on diversity and representation of diverse groups in our workforce, and on development of top talent by providing them with accelerated development opportunities to become succession-ready.

The Human Resources Committee will continue to work closely with management to further align the talent agenda with the Company’s business strategy.

2020 PRIORITIES

In 2020, the Human Resources Committee will continue supporting the CEO and the leadership team as they drive the Company’s long-term strategy forward with a focus on delivering for our employees, our customers, and our shareholders. The Human Resources Committee will seek to ensure that the Company supports its strong pay-for-performance culture that aligns management objectives with shareholders’ interests. In addition, the Human Resources Committee will continue its focus on key areas of talent management, including succession planning and diversity and inclusion, to ensure we have the right talent in the right roles in order to execute on our strategic plan. The Human Resources Committee will continue to review the Company’s executive compensation programs on a regular basis to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders.

CONCLUSION

On behalf of the Human Resources Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders. We invite you to review the following sections, which provide a more detailed view of our executive compensation programs and actual pay for our top executives in 2019.

Edward S. Rogers Chair of the Board	Isabelle Marcoux Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis section describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s Named Executive Officers (NEOs) during the year ended December 31, 2019.

Named Executive Officers
Name	Position Title
Joe Natale	President and Chief Executive Officer (CEO)
Anthony Staffieri	Chief Financial Officer (CFO)
Jordan Banks	President, Media
Brent Johnston	President, Wireless
Dean Prevost	President, Rogers for Business

Within this section, Other Named Executive Officers (Other NEOs) refers to the four named executive officers excluding the CEO.

HUMAN RESOURCES COMMITTEE

All Human Resources Committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation. They also have the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include other senior executive officer positions of large, publicly traded companies, and other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in the “Business of the Meeting” section of this circular.

Human Resources Committee as at December 31, 2019
Name	Independent
Isabelle Marcoux (Chair)	Yes
Bonnie R. Brooks	Yes
Robert Dépatie	Yes
John A. MacDonald	Yes

Human Resources Committee meetings are planned a year in advance. For each meeting, the agenda is designed to ensure the Human Resources Committee is provided with a comprehensive presentation on matters for which the Human Resources Committee has oversight. For further information, please refer to the “Director Orientation and Continuing Education” section of this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, succession planning, and talent management programs of the Company’s executives. For more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of the Company’s website at investors.rogers.com/corporate-governance.

The Human Resources Committee meets periodically throughout the year to review key items according to its mandate and annual work plan. The Chair of the Board and members of both the Board and management, including the CEO, attend the meetings at the invitation of the

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Chair of the Human Resources Committee. At each meeting, there is an in camera session without management.

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s goals of being an industry-leading, high- performing communications and media company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Human Resources Committee’s mandate is to oversee management in the attraction, retention, and succession of talented, diverse, and highly motivated people who will excel in a fast-paced, dynamic environment and who have the responsibility of growing market share, the long-term profitability of the Company, and increasing financial returns to shareholders.

A key focus of the Human Resources Committee’s annual work plan is building talent, deepening bench strength, and ensuring that succession plans are in place for the most pivotal roles in the Company. Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strengths of the overall executive leadership team and areas on which to focus development. This includes a review of talent diversity and the plans in place to both retain and accelerate the development of the Company’s strongest leaders.

2019 Highlights

The Human Resources Committee met five times in 2019 to review and approve a number of initiatives.

Topic	Highlights
CEO Performance, Priorities, and Compensation	• Reviewed the performance of the CEO for 2018 and recommended approval of his compensation to the Board of Directors • Reviewed progress against the 2019 plan and the CEO’s 2020 priorities
Talent Management, Succession Planning, and Diversity

•   Reviewed and approved changes to the senior executive officer team, including the appointment of our President, Media

•   Reviewed the progress of our executive development, including succession planning, and diversity across the Company

Performance and Compensation of Senior Executive Officers

•   Reviewed the extent to which performance measures for 2019 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement

•   Approved the compensation arrangements for the CEO’s direct reports and other senior executive officers

Plan Design	• Approved the 2020 STIP framework • Approved the 2020 salary merit budget
Governance	• Remained apprised of regulatory and governance trends related to executive compensation
Public Disclosure	• Reviewed and approved the circular in respect of the Company’s 2019 Annual General Meeting of Shareholders

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INDEPENDENT COMPENSATION ADVISOR

The Human Resources Committee engages an independent advisor that is directly retained by, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgment and experience in making compensation decisions.

The Human Resources Committee has engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor since August 2006. Hugessen provides no other services to the Company.

Executive Compensation-related Fees
Advisor	2019 ($)	2018 ($)
Hugessen	127,865	71,431

COMPENSATION RISK OVERSIGHT AND GOVERNANCE

Management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the plans that are likely to have a materially adverse effect on the Company. The latest assessment was conducted by Willis Towers Watson in December 2018. The assessment found that Rogers has a responsible and effective approach to risk management and compensation governance. It concluded that all compensation programs and practices are well balanced and do not encourage excessive risk-taking behaviour. The next assessment is scheduled for December 2020.

The Human Resources Committee is confident that the Company’s compensation structure is balanced and well governed, and does not encourage risk-taking behaviour that would negatively impact the Company. The Human Resources Committee will continue to review and introduce changes, as required, to maintain alignment of our programs with the Company’s risk management framework.

Rogers’ compensation governance practices include, among others, the following:

Anti-Hedging Policy

Rogers prohibits its reporting insiders, including its directors and NEOs, from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions, or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

CEO Post Retirement Hold

The CEO is required to maintain his share ownership position of five times base salary equivalent for a period of one year following retirement or resignation from the Company.

Recoupment Policy (Claw Back)

There is a recoupment policy in place that applies to all senior executive officers, including the CEO. This recoupment policy provides for a claw back of STIP and LTIP awards received within the most recent two years, in the event of financial restatement due to gross negligence, intentional misconduct, or fraud. Any claw back would be on the amount net of applicable taxes.

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Share Ownership Requirements

The share ownership requirement is designed to link the interests of executives to those of our shareholders by encouraging an ownership position in the Company. The requirements must be met within five years of their appointment to their current executive position.

Share Ownership Requirement
Level	Multiple of Salary
CEO	5.0x
CFO	4.0x
Presidents and C-Level Officers[1]	2.0x - 3.0x
EVPs and SVPs	1.0x - 2.0x
VPs	0.5x - 1.0x

[1]

Includes the Chief Communications Officer, Chief Customer Officer, Chief Digital Officer, Chief Human Resources Officer, Chief Legal and Regulatory Officer, and Chief Technology and Information Officer.

To the extent an executive has not satisfied the share ownership requirements, they are required to defer any annual cash bonus in excess of 100% of target in the form of Restricted Share Units (RSUs) which vest at the end of a three-year period or Deferred Share Units (DSUs) which vest immediately. The share ownership attainment of individual NEOs is reviewed by the Human Resources Committee.

Share Ownership Attainment as at December 31, 2019
	Requirement
NEO	Multiple of Salary	Value ($)	Class B Non-Voting Shares (#)	PRSUs (#)	RSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level	Required Attainment Date	Market Value of Equity[2] ($)
Joe Natale[3]	5.0x	6,566,250	1,540	192,178	–	8,237	7,069,068	5.4x	Met	6,826,267
Anthony Staffieri	4.0x	3,100,000	177	78,680	–	115,416	9,276,079	12.0x	Met	9,201,123
Jordan Banks	3.0x	1,950,000	481	12,514	–	18,479	1,649,537	2.5x	Jul 2024	1,626,005
Brent Johnston	3.0x	1,950,000	156	29,722	18,264	–	2,064,526	3.2x	Met	1,925,205
Dean Prevost	3.0x	2,025,000	919	34,218	7,826	–	1,466,656	2.2x	Sep 2022	1,383,821

[1]

Total Value of Equity is determined by adding the greater of the market value or book value of 100% of Class B Non-Voting Shares, RSUs, DSUs, and 50% of CEO unvested PRSUs, 50% of Other NEOs unvested PRSUs granted in 2019, and 30% of Other NEOs unvested PRSUs granted prior to 2019. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2019, which was $64.48.

[2]

Market Value of Equity is determined by adding 100% of the market value of Class B Non-Voting Shares, RSUs, DSUs and 50% of CEO unvested PRSUs, 50% of Other NEOs unvested PRSUs granted in 2019, and 30% of Other NEOs unvested PRSUs granted prior to 2019. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2019, which was $64.48.

[3]

Based on Rogers Share Ownership policy, Mr. Natale has attained a share ownership level of 5.4X salary, which is inclusive of 1,540 Class B Non-Voting Shares with a market value of $99,316 and 8,237 DSUs with a value of $531,135, for an aggregate value of $630,451, based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2019, which was $64.48.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Overall Objectives

The Company fosters a “pay-for-performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are to:

•	attract and motivate talented executives in a competitive environment;

•	reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

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•	align compensation with performance over both the short- and long-term;

•	align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership requirements;

•	retain high-performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	ensure that our compensation plans align with good governance practices and do not incent risk-taking behaviour beyond the Company’s risk tolerance.

Various performance measures are used in the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. Incorporating Customer Experience, in addition to Employee Experience, and strong Financial Performance measures to determine awards under the Company’s STIP reflects our commitment to keeping the executive team focused on the importance of creating and maintaining customer loyalty.

Philosophy and Positioning

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target short-term incentive awards + target long-term incentive awards) of the NEOs at or above the median of the competitive market, assessed relative to a defined peer group of large publicly traded Canadian companies. See “Benchmarking” in “Executive Compensation Philosophy and Objectives” for further details regarding the peer group. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry. Specific positioning by compensation element is captured below.

In determining the appropriate level and mix of pay for a NEO, the Human Resources Committee considers, among other things, the individual’s skills, qualifications, abilities, retention risk, experience, and performance. Compensation for an executive may be set above median to reflect the strategic importance of the role within the Company, market conditions, individual experience, sustained performance in the role, and potential.

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NEO Total Rewards At-A-Glance

	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits & Perquisites	Wealth Accumulation Program

	Annual Salary	Annual Incentive Plan	Stock Options Performance Restricted Share Units	Benefits Plan Well-being Program Executive Allowance Service Discounts	Employee Share Accumulation Plan Defined Benefit & Defined Contribution Pension Plans Supplemental Executive Retirement Plan Global Registered Retirement Savings Plan & Tax-Free Savings Account

Objective:	Reward sustained individual contribution.	Reward based on annual Company, Team, and Individual performance.	Reward potential and align pay to shareholders and long-term objectives.	Ensure employee well-being with balanced offerings.	Support employee savings for various life events, including retirement.
Positioning:	Positioned at the median on average, between median and top quartile for top talent.

Target awards aligned with median. Actual awards above (or below) median for above (or below) target performance (capped at 2x target). Provide differentiation for top talent who deliver outstanding results.

In general,

positioned as part

of overall total

direct

compensation to

achieve median at

target and higher

for above target performance. Flexibility to

position top talent between median and the top quartile.

Positioned at the median on average.
Total Cash Compensation Total Direct Compensation Total Rewards

The key components of the 2019 Total Direct Compensation for the NEOs include base salary, short-term incentive and long-term incentive. The 2019 long-term incentive grant for the NEOs was composed of 50% SOs and 50% PRSUs. On a selective basis, new NEOs were also granted DSUs or RSUs as part of their on-hire compensation. See “Summary of Long-Term Incentive Plans” for further details on the DSU plan.

Other key components of the 2019 Total Rewards for the NEOs include benefits and perquisites, as well as participation in the Wealth Accumulation Program (WAP). The WAP for the NEOs includes executive pension plans as well as group savings programs offered broadly to all eligible employees, including the Employee Share Accumulation Plan (ESAP), the Global Registered Retirement Savings Plan (RRSP), and the Tax-Free Savings Account (TFSA).

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Total Direct Compensation

Base Salary	• Fixed annual rate of pay • Individual salary tied to competitive market for talent, individual experience, sustained contribution, performance, and potential

Short-Term Incentive Plan	• Annual bonus • Target is 100% of base salary for all NEOs; payout can range from 0% to 200% of target based on performance

•  Multiplicative design based on Company, Team, and Individual performance; each ranges from 0% to 150% based on actual performance relative to targets

¡  Company Multiplier based on: Employee Experience (10% weighting), Customer Experience (50% weighting) and Financial Performance (40% weighting)

¡  Team Multiplier based on: business unit or function-specific objectives

¡  Individual Multiplier based on: annual personal objectives

• The Company must achieve a minimum of 95% of the adjusted EBITDA target performance for there to be any STIP payout

Long-Term Incentive Plan	SOs • Annual grant for all NEOs at 50% of LTIP award	PRSUs • Annual grant for all NEOs at 50% of LTIP award
	• 4-year vesting; 25% per year • 10-year term	• 3 year cliff vesting subject to achievement of performance on:

•  Granted in tandem with share appreciation rights (SARs) entitles option holder upon exercise to:

¡   Acquire one Class B Non-Voting share at the option exercise price, or

¡   Surrender an option for a payment equal to the fair market value of a Class B Non-Voting share minus the option exercise price

¡  3-year cumulative PRSU FCF, and

¡  Relative TSR based against a peer group of companies including: BCE, TELUS, Shaw, Cogeco Communications, and Quebecor

•  Track the price of Class B Non-Voting Shares; when dividends are paid, additional PRSUs are credited

Other Elements of Total Rewards

Benefits & Perquisites	•	NEOs participate in the employee benefits plan, along with other employees, and have the ability to apply for executive disability insurance, which provides additional coverage
	•	NEOs participate in the wellness program, including executive medical
	•	NEOs receive an executive allowance and are entitled to service discounts in line with those offered to the broader employee population

Wealth Accumulation Plan		ESAP		DB & DC Pension Plans		SERP		RRSP & TFSA
	•	NEOs participate along with other Rogers employees	•	NEOs hired prior to July 1, 2016 participate in the DB Pension Plan	•	NEOs hired prior to July 1, 2016 participate in the DB SERP	•	NEOs participate along with other Rogers employees
	•	Employees contribute up to 10% of salary to a maximum of $25,000	•	NEOs hired post June 30, 2016 participate in the DC Pension Plan	•	NEOs hired post June 30, 2016 participate in the DC SERP	•	Plans offer tax-effective savings vehicles within a group policy
	•	The Company matches employee contributions as follows: 25% in the first year of ESAP membership, 33% in the second year of ESAP membership, and 50% in the third and subsequent years of ESAP membership	•	Further details follow in “Pension Benefits”	• •	DB and DC SERP provide benefits in excess of those provided in the DB or DC pension plans, based on the Income Tax Act (ITA) limits Further details follow in “Pension Benefits”

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Benchmarking

We compare our compensation levels to those of a peer group of companies to evaluate our external competitiveness.

For 2019, the peer group, as detailed below, consisted of 20 large publicly traded Canadian companies. We have determined this to be the most relevant market from which to draw comparative data. These companies were selected based on revenue and market capitalization levels, and to ensure cross-industry representation. To avoid overweighting the sample, we have limited the number of financial services and energy companies. Given this peer group is also used to assess the competitiveness of our compensation for our broader executive population, we also monitor survey participation for the peer companies.

The peer group is regularly reviewed by management based on the approved criteria. Any changes are subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry.

For 2020, the Human Resources Committee reviewed the peer group and approved the removal of Goldcorp Inc. following its merger with Newmont Mining Corp in 2019.

Peer Group Determination Criteria

The following criteria was considered in determining the peer group:

Canadian headquarters and listed on S&P / TSX 60
Market capitalization 0.5X to 2.0X that of Rogers
Revenue between 0.33X and 3.0X that of Rogers

2019 Peer Group

Company	Industry
Bank of Montreal	Financial Services
Barrick Gold Corporation	Materials
BCE Inc.	Telecommunications
Bombardier Inc.	Industrials
Canadian Imperial Bank of Commerce	Financial Services
Canadian National Railway Company	Industrials
Canadian Natural Resources Limited	Energy
Canadian Pacific Railway Limited	Industrials
Canadian Tire Corporation, Limited	Consumer Discretionary
Cenovus Energy Inc.	Energy
CGI Group Inc.	Information Technology
Enbridge Inc.	Energy
Encana Corporation	Energy
Goldcorp Inc.[1]	Materials
Husky Energy Inc.	Energy
Nutrien Ltd.	Materials
Sun Life Financial Inc.	Financial Services
Teck Resources Limited	Materials
TELUS Corporation	Telecommunications
TransCanada Corporation	Energy

[1]	Due to its merger with Newmont Mining Corp., we have used revenue for the 2018 fiscal year and market capitalization as at April 22, 2019, immediately prior to the merger.

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2019 Peer Group Relativity to Rogers

[1]	Data sourced from S&P Capital IQ and presented in CAD. Market capitalization is as at December 31, 2019. Total revenue data reflect the most recent fiscal year disclosed.

Target Total Direct Compensation Mix for NEOs

The NEOs’ target total direct compensation is composed of three elements: base salary, short-term incentive, and long-term incentive. The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at-risk’ pay), which are strongly influenced by both the individual’s performance and the Company’s business results.

Target Total Direct Compensation for NEOs
	Salary ($)	Target STIP		Target Total Cash Compensation ($)	Target LTIP		Target Total Direct Compensation ($)
Name		% of Salary	Value ($)		% of Salary	Value ($)
Joe Natale	1,313,250	100%	1,313,250	2,626,500	571%	7,500,000	10,126,500
Anthony Staffieri	775,000	100%	775,000	1,550,000	250%	1,937,500	3,487,500
Jordan Banks	650,000	100%	650,000	1,300,000	250%	1,625,000	2,925,000
Brent Johnston	650,000	100%	650,000	1,300,000	250%	1,625,000	2,925,000
Dean Prevost	675,000	100%	675,000	1,350,000	250%	1,687,500	3,037,500

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COMPENSATION DECISIONS FOR 2019-2020

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	base salaries, considering internal pay equity among executives and external market competitiveness;

•	participation in the incentive programs and award levels;

•	performance metrics for the incentive plans;

•	performance targets, at the company, team, and individual levels for the coming year, where applicable; and

•	actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee may also seek input from its independent compensation advisor, as determined by the Chair.

Annual Compensation Review

Salaries, STIP target, and LTIP targets are reviewed annually by the Human Resources Committee, with input from the CEO with respect to Other NEOs. CEO compensation changes are recommended by the Human Resources Committee and approved by the Board of Directors. Other NEO compensation changes are recommended by the CEO and approved by the Human Resources Committee.

Below is a summary of year-over-year changes. STIP targets are expressed as a percentage of eligible earnings, which represents the actual base salary compensation paid during the year. LTIP targets are expressed as a percentage of base salary.

Annual Compensation Review
	Salary[1] ($)		Increase (%)	STIP Target[2] (% of Eligible Earnings)		LTIP Target (% of Salary)		Total Target Compensation Increase ($)
Name	2019	2020		2019	2020	2019	2020
Joe Natale	1,313,250	1,352,650	3.0%	100%	100%	571%	554%	78,799
Anthony Staffieri	775,000	790,000	1.9%	100%	100%	250%	250%	67,500
Jordan Banks	650,000	660,000	1.5%	100%	100%	250%	250%	45,000
Brent Johnston	650,000	690,000	6.2%	100%	100%	250%	250%	180,000
Dean Prevost	675,000	690,000	2.2%	100%	100%	250%	250%	67,500
[1]	Annual salaries are based on competitive market for talent, individual experience, sustained performance, and potential.
[2]	STIP payouts range from 0% at minimum to 200% at maximum for all NEOs.

2019 STIP Awards

The following section summarizes the STIP design, the STIP multipliers and pool funding, and STIP awards for NEOs for 2019.

Actual STIP payouts are based on a combination of company, team, and individual performance, as illustrated below.

[1]	A minimum of 95% of adjusted EBITDA target must be achieved for there to be any STIP payout.

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Step 1: Determining Company Multiplier and Pool Funding

Target performance for Employee Experience, Customer Experience, and Financial Performance and associated payout levels are calibrated by management and approved by the Human Resources Committee at the beginning of the performance year. Under the terms of the plan, a minimum of 95% of the adjusted EBITDA target must be achieved for there to be any STIP payout.

Calculation of the Company Multiplier determines the funding of the overall STIP pool. The target pool (defined as the sum of individual target awards plus a pre-determined percentage used for performance differentiation purposes) is multiplied by the Company Multiplier to determine the overall STIP pool available for distribution.

In 2019, we exceeded our Employee Experience target and achieved best-in-class engagement. We made solid progress against our Customer Experience metrics. Against our Financial Performance targets, we had solid growth in adjusted EBITDA; however, fell short on total service revenue. As a result, the Human Resources Committee approved a Company Multiplier of 91%.

Step 2: Determining Team Multiplier

The CEO evaluates the performance of each team based on performance against our business priorities; all were credited at 100%. Among the NEOs, Mr. Staffieri’s team component was based on the performance of the Finance group, while Messrs. Banks’, Johnston’s, and Prevost’s team components were based on their respective business units.

Step 3: Determining Individual Multiplier

Each NEO is assessed, and their STIP award adjusted, based on their individual performance against their respective objectives during the year. For 2019, the CEO reviewed the individual performance of each direct report and made a recommendation to the Human Resources Committee for approval. The Human Resources Committee reviewed the individual performance of the CEO and made a recommendation to the Board of Directors.

In its assessment of individual performance, the Human Resources Committee and Board of Directors recognized that the NEOs and other senior executive officers had made solid progress in line with our strategy, and have better positioned the Company for future growth. For a list of key accomplishments, please refer to the “Human Resources Committee Letter to Shareholders”.

STIP Award
Name	Target STIP Award[1] ($)	Company Factor	Team Factor	Individual Factor	Actual STIP Award ($)
Joe Natale	1,305,894	91%	100%	126%	1,500,000
Anthony Staffieri	770,192	91%	100%	150%	1,051,312
Jordan Banks[2]	650,000	91%	100%	100%	591,500
Brent Johnston	640,385	91%	100%	150%	874,125
Dean Prevost	670,192	91%	100%	125%	762,344
[1]	Based on 2019 eligible earnings in line with STIP terms, with the exception of Mr. Banks.
[2]	Mr. Banks’ Target STIP award was calculated based on his annual base salary, not the actual base salary earnings received in 2019, per the terms of his employment agreement.

2019 LTIP Awards

At the beginning of each fiscal year, the Human Resources Committee approves the value of LTIP awards to be granted and, with the exception of the CEO’s LTIP, receives and reviews recommendations from the CEO. Typically, the Human Resources Committee does not take

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previous grants or length of service into account when setting new grants. In consideration of individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award which differs from the targeted annual grant level based on their assessment of the rationale provided by the CEO.

The Board of Directors follows the same process for the CEO’s LTIP award based on the Human Resources Committee recommendations.

For 2019, all NEOs received their LTIP award in the form of 50% SOs and 50% PRSUs. All other executives and directors below the senior executive officer level are eligible to receive LTIP in the form of RSUs. For detailed information on the design features and provisions of the 2019 LTIP vehicles, please see the “Summary of Long-term Incentive Plans” section.

SOs

SOs are granted with tandem SARs. Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price). A SAR is the right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price. SOs vest 25% in each of the first four years following grant date and expire ten years following the grant date.

PRSUs

In February 2020, the Human Resources Committee reviewed the Company’s performance against the two metrics used to determine the performance of the PRSU Plan (for the period 2017 — 2019): Relative TSR and 3-year cumulative PRSU FCF. Based on this, the Human Resources Committee approved a performance factor of 104.1% for the CEO’s and 105.7% for Other NEOs’ PRSU awards granted in 2017. In 2017, the CEO received LTI in 50% PRSUs and 50% PSOs while the Other NEOs received LTI in 75% PRSUs and 25% SOs. While PRSU grants beginning in 2019 have a single payout range, the payout ranges have historically differed, resulting in differing payout calculations.

PRSU Payout[1]
	Relative TSR			3-year Cumulative PRSU FCF (in billions)
	2017	2018	2019	2017-2019
Target	15.8%	(3.0)%	19.2%	$10.174
Achievement	29.5%	11.9%	(6.4)%	$9.747
Weighting	16.67%	16.67%	16.67%	50.0%
CEO Payout	145.8%	149.7%	50.0%	93.0%
CEO Total Payout %	104.1%
Other NEO Payout	164.1%	169.6%	30.0%	90.2%
Other NEO Total Payout %	105.7%

[1]

For the purposes of the PRSU plan, Relative TSR measures are on an annual basis and reflect the change between the average of the adjusted close prices (which include the value of dividends) for the full calendar month for the beginning and end of the performance period. PRSU FCF is defined as adjusted EBITDA plus stock-based compensation, less capital expenditures.

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PERFORMANCE GRAPH

The following graph illustrates the change in value of $100 invested on December 31, 2014 (five years ago) in:

•	Class A Shares (RCI.A);

•	Class B Non-Voting Shares (RCI.B); and

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite Index).

The graph also includes a NEO Total Direct Compensation Index that reflects the change in the sum of the annual Total Direct Compensation for NEOs (salary + short-term incentive awards + long-term incentive awards) as reported in the summary compensation table for the past five years.

Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

For the five-year period, the market price for Rogers shares has outpaced the S&P/TSX Composite Index, as well as the increase in NEO Total Direct Compensation. In 2019, there was slight increase in the NEO Total Direct Compensation which reflects signing awards for a new NEO hire.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Company’s performance over the prior five-year period.

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SUMMARY COMPENSATION TABLE

Summary Compensation Table
	Year	Salary[1] ($)	Share- Based Awards[2] ($)	Option- Based Awards[3] ($)	Non-Equity Incentive Plan Compensation		Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plan[4] ($)	Long-Term Incentive Plans ($)
Joe Natale[7]	2019	1,305,894	4,000,192	4,000,031	1,500,000	—	683,100	214,733	11,703,950
President and Chief	2018	1,270,865	3,750,158	3,750,013	1,963,487	—	684,217	130,853	11,549,593
Executive Officer	2017	879,808	4,500,173	4,000,013	1,601,563	—	2,055,846	234,506	13,271,909
Anthony Staffieri	2019	770,192	1,250,060	1,250,019	1,051,312	—	384,300	176,720	4,882,603
Chief Financial Officer	2018	745,865	1,800,263	600,005	1,152,362	—	390,484	86,683	4,775,662
	2017	723,385	1,500,155	500,006	1,112,204	—	352,825	222,510	4,411,085
Jordan Banks[8]	2019	272,500	2,012,667	812,536	591,500	—	34,700	797,535	4,521,438
President, Media	2018	—	—	—	—	—	—	—	—
	2017	—	—	—	—	—	—	—	—
Brent Johnston[9]	2019	640,385	900,043	900,026	874,125	—	173,400	37,293	3,525,272
President, Wireless	2018	334,615	4,725,368	375,005	772,500	—	40,385	1,021,013	7,268,886
	2017	—	—	—	—	—	—	—	—
Dean Prevost[10]	2019	670,192	875,224	875,008	762,344	—	178,500	47,714	3,408,982
President, Rogers for	2018	650,000	1,218,977	406,290	702,975	—	113,710	45,779	3,137,731
Business	2017	197,500	1,000,085	—	197,500	—	—	560,949	1,956,034

[1]	Salary represents actual base salary earnings received in each fiscal year.
[2]

Share-Based Awards include PRSUs, DSUs, and RSUs and are valued based on the number of units granted multiplied by the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant. For purposes of the valuation, all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[3]

Option-Based Awards are valued using a binomial model that represents the option fair value (compensation value) on the grant date. The share prices used for purposes of determining stock option grants are outlined in the chart below. For compensation purposes, the share price is determined based on the five-day weighted average share price of Class B Non-Voting Shares on the TSX preceding the date of grant. For accounting purposes, the share price is determined as the closing share price on the date of grant. For further details see the Option Valuation Methodologies table on following page.

Share Price ($)
Purpose	Sep 03, 2019	Mar 01, 2019	Sep 04, 2018	Mar 01, 2018	Jun 09, 2017	Mar 01, 2017
Compensation	65.4313	72.9962	68.1036	58.4501	62.8157	56.6952
Accounting	65.59	70.18	67.04	57.80	62.75	55.81

[4]

Annual Incentive Plan represents short-term incentives paid in cash in the year following the fiscal year in which the award was earned. See “2019 STIP Awards” for details of the plan and payout for the most recent year.

[5]

Pension Value represents the value of the projected pension earned for service from January 1 to December 31 of the respective year for DB Plan participants, and the value of the capital accumulated for the DC Plan participants.

[6]

All Other Compensation may include some or all of the following: perquisites, employee benefit insurance premiums, Company ESAP contributions, and other benefits, gross-up payments, and sign-on and one-time bonuses as follows:

•

Mr. Natale’s 2019, 2018, and 2017 amounts include an allowance, taxable benefits relating to financial planning, parking, life insurance and AD&D premiums, and Company ESAP contributions. In 2019, Mr. Natale’s amount also includes a taxable benefit for two Maple Leaf Sports & Entertainment championship rings.

•

Mr. Staffieri’s 2019, 2018, and 2017 amounts include an allowance, taxable benefits related to financial planning (for 2017 and 2018), parking, LTD top-up, life insurance and AD&D premiums, and Company ESAP contributions. In 2017, Mr. Staffieri’s amount included a special one-time bonus. In 2019, Mr. Staffieri’s amount also includes a taxable benefit for two Maple Leaf Sports & Entertainment championship rings.

•

Mr. Banks’ 2019 amount includes an allowance, taxable benefits related to parking, life insurance and AD&D premiums, and Company ESAP contributions. Mr. Banks’ amount also includes a signing bonus of $750,000.

•

Mr. Johnston’s 2019 and 2018 amounts include an allowance, taxable benefits related to parking, life insurance and AD&D premiums, and Company ESAP contributions. In 2018, Mr. Johnston’s amount also includes a signing bonus.

•

Mr. Prevost’s 2019, 2018, and 2017 amounts include an allowance, taxable benefits related to long-term disability top-up, life insurance and AD&D premiums, and Company ESAP contributions. In 2017, Mr. Prevost’s amount also includes a signing bonus and relocation costs.

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[7]

Mr. Natale was hired as President and Chief Executive Officer on April 19, 2017. In 2017, Mr. Natale received an award of PSOs and PRSUs with a total share-based value equal to $8,000,000 and a special one-time award of DSUs with a share-based value equal to $500,000. Per the terms of Mr. Natale’s employment agreement, his 2017 short-term incentive was calculated based on his annual base salary, not the actual base salary earnings received in 2017.

[8]

Mr. Banks was hired as President, Media on July 30, 2019. In 2019, Mr. Banks received a sign-on bonus of $750,000 cash and an award of DSUs with a total share-based value equal to $1,200,010. Per the terms of Mr. Bank’s employment agreement, his 2019 short-term incentive was calculated based on his annual base salary, not the actual base salary earnings received in 2019.

[9]

Mr. Johnston was hired as President, Wireless on June 11, 2018. In 2018, Mr. Johnston received a sign-on award of RSUs with a total share-based value equal to $3,600,000. Per the terms of Mr. Johnston’s employment agreement, his 2018 short-term incentive was calculated based on his annual base salary, not the actual base salary earnings received in 2018.

[10]	Mr. Prevost was hired as President, Rogers for Business on September 12, 2017. Mr. Prevost received a sign-on award of RSUs with a total share-based value equal to $1,000,085.

The compensation value for all stock option awards is determined using a binomial model, which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) on the grant date. The compensation value differs from the accounting value based on different input assumptions applied in the valuation.

Option Valuation Methodologies
	2019				2018					2017
Inputs	Compensation		Accounting		Compensation		Accounting			Compensation		Accounting
Valuation Methodology	Binomial		Sept 3, 2019 SO Grant Black- Scholes	Mar 1, 2019 SO Grant Black- Scholes	Binomial		Mar 1, 2018 PSO Grant Trinomial	Sept 4, 2018 SO Grant Black- Scholes	Mar 1, 2018 SO Grant Black- Scholes	Binomial		Jun 9, 2017 PSO Grant Trinomial	Mar 1, 2017 SO Grant Black- Scholes
Share Price Volatility	14.86%		15.96%	16.50%	16.50%		23.07%	16.55%	17.02%	17.10%		24.27%	18.25%
Dividend Yield	2.74%		3.10%	2.78%	3.00%		3.34%	2.89%	3.34%	3.69%		3.14%	3.27%
Risk-Free Interest Rate	1.98%		1.86%	1.86%	1.98%		1.73%	1.73%	1.73%	1.73%		0.84%	0.84%
Expected Life (years)	10 (full term)		5.50	5.48	10 (full term)		n/a	5.50	5.48	10 (full term)		n/a	5.48
Value per Option	$8.90 Sept 3, 2019 SO Grant	$9.93 Mar 1, 2019 SO Grant	$6.67	$8.31	$9.94 Sept 4, 2018 SO Grant	$8.53 Mar 1, 2018 SO Grant	$10.57	$7.44	$5.99	$8.17 Jun 9, 2017 PSO Grant	$7.37 Mar 1, 2017 SO Grant	$11.50	$5.63
Higher (Lower) Compensation Value Compared to Accounting Value ($)	Compensation value compared to Accounting Value[1,2]
Joe Natale	651,802				(896,416)					(1,632,575)
Anthony Staffieri	203,690				178,539					118,418
Jordan Banks	203,228				—					—
Brent Johnston	146,658				94,379					—
Dean Prevost	142,582				120,897					—
[1]

The compensation values for grants to Messrs. Natale, Staffieri, Johnston, and Prevost were calculated based on the binomial methodology for SOs granted on March 1, 2019 and for Mr. Banks SOs granted on September 3, 2019.

[2]

The accounting values for grants to Messrs. Natale, Staffieri, Johnston, and Prevost were calculated based on the Black-Scholes methodology for SOs granted on March 1, 2019. The accounting value for Mr. Banks’ award was calculated based on the Black-Scholes methodology for SOs granted on September 3, 2019.

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INCENTIVE PLAN AWARDS

Outstanding Option-Based and Share-Based Awards as at December 31, 2019
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised in-the-money Options[2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[3] ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[4] ($)
Joe Natale	367,377	62.82	06/09/2027
	415,735	58.45	03/01/2028
	402,925	73.00	03/01/2029	3,118,266	194,923	12,568,653	354,113
Anthony Staffieri	1,290	44.59	06/02/2024
	15,640	49.95	03/01/2026
	33,920	56.70	03/01/2027
	52,732	58.45	03/01/2028
	125,915	73.00	03/01/2029	834,874	78,680	5,073,255	7,442,032
Jordan Banks	91,310	65.43	09/03/2029	–	30,994	1,998,479	–
Brent Johnston	37,715	68.10	09/04/2028
	90,660	73.00	03/01/2029	–	47,987	3,094,193	–
Dean Prevost	47,610	58.45	03/01/2028
	88,140	73.00	03/01/2029	287,084	42,044	2,710,988	–

[1]	Option Exercise Prices are established based on the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant.
[2]

Value of Unexercised in-the-money Options represents all outstanding stock options and PSOs valued based on the difference between the closing price of Class B Non-Voting Shares as at December 31, 2019 of $64.48 and the exercise price. For purposes of this valuation, PSOs share price hurdles are deemed to have been met. Options where the exercise price is above the December 31, 2019 closing price are considered to have no value.

[3]

Market or Payout Value of Share-Based Awards That Have Not Vested represents share units that have not vested, valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2019 of $64.48. For purposes of this valuation all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[4]

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed represents vested share units that have not been paid out or distributed. The amounts reported for Mr. Natale and Mr. Staffieri represent vested DSUs valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2019 of $64.48.

Incentive Plan Awards – Value Vested or Earned During the Year

Vested Option and Share Awards Under the Company’s Incentive Plans During 2019
Name	Option Awards Value Vested During the Year[1] ($)	Share Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)
Joe Natale	1,716,544	179,653	1,500,000
Anthony Staffieri	1,158,560	3,071,468	1,051,312
Jordan Banks	–	–	591,500
Brent Johnston	–	1,161,845	874,125
Dean Prevost	139,621	–	762,344

[1]	Option Awards Value Vested During the Year represents the value of vested SOs and vested PSOs. Vesting of PSOs is conditional upon share price hurdle being met.
[2]

Share Awards Value Vested During the Year for Mr. Johnston represents the value of vested RSUs that paid out on December 1, 2019 based on the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of settlement of $63.62. For Mr. Natale, represents the value of vested DSUs on September 1, 2019 at a market price of $65.91 and for Mr. Staffieri, on March 1, 2019 at a market price of $72.71. In both cases, the market price is the closing price of Class B Non-Voting Shares on the TSX preceding the vest date.

[3]

Non-Equity Incentive Plan Compensation Value Earned During the Year represents the annual short-term incentive awards paid as reported in the Summary Compensation Table under the Non-Equity Plan Compensation (Annual Incentive Plans).

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SUMMARY OF LONG-TERM INCENTIVE PLANS

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	2019 — 2020: Replaced by SOs 2015 — 2018: CEO eligible 2012 — 2014: All NEOs and other senior executive officers eligible	2019 — 2020: All NEOs and other senior executive officers eligible 2015 — 2018: NEOs (excluding the CEO) and other senior executive officers eligible
Overview

Stock options are granted with tandem SARs. Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.

Award

The number of options granted is determined based on the dollar value of the award, taking the binomial value and the fair market value on the day the award is granted into account.

Exercise price (also known as grant price or option price) is established using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.

Vesting and Expiry

Awards time vest 25% per year over the first four years; however, they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met.

Awards expire ten years following the grant date. Awards granted prior to 2013 have a 7-year term.

Awards vest 25% per year over the first four years. Awards expire ten years following the grant date. Awards granted prior to 2013 have a 7-year term.
Exercise or Payout	Following vesting, option holders are entitled to exercise the option to acquire Class B Non-Voting Shares or the SAR (i.e. surrender and receive market price appreciation).
Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:
Death/Disability:	Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement[1]:	Awards vest effective as at the date of retirement and are exercisable until the end of the term.
Resignation:	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination Without Cause:	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination for Cause:	Vested and unvested awards are forfeited.
Change in Control	The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the specified acceptance period.
Assignment & Transferability of Awards

Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder, or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Amendment and Termination	The Board may amend, subject to shareholder approval, or discontinue the plan at any time; provided, that no such amendment may, without the consent of the participant, alter the terms of any award previously granted to them, if such alteration will have the effect of impairing, derogating from or otherwise adversely affecting such participant’s rights thereunder, unless additional similar rights, or other compensation of equal or greater value, is given to such participant.

[1]	Retirement age as determined by Human Resources Committee.

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Restricted Share Unit Plans

Type	Performance Restricted Share Units	Restricted Share Units
Eligibility	NEOs and other senior executive officers eligible	NEOs and all executives eligible Executives may also elect to receive their STIP bonus in the form of RSUs subject to Company approval.
Overview

PRSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional PRSUs are credited to the participant’s PRSU account.

PRSUs cliff vest on the third anniversary of the grant date, subject to meeting performance conditions. The number of units that vest is tied to actual performance achieved on key financial metrics relative to established targets.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

RSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

Units cliff vest not later than three years after the grant date, subject to actual performance achieved relative to established targets for 3-year cumulative PRSU free cash flow and TSR relative to peer group (includes BCE, Telus, Shaw, Cogeco, and Quebecor)

The number of units that vest varies as follows:

2019 Grant

All NEOs — 0-150% of award

2017-2018 Grants

CEO — 50-150% of award

Other NEOs — 30-170% of award

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs will be redeemed no later than June 15 of the third calendar year following the calendar year in which the bonus remuneration was earned.

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Type	Performance Restricted Share Units	Restricted Share Units
Exercise or Payout

Vested units plus credited dividends are paid out in cash or settled as Class B Non-Voting Shares based on the market price on the vesting date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding vesting date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:
Death/Disability:	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are paid out at the next available payroll date.
Resignation:	Unvested Units are forfeited.
Termination Without Cause:	Unvested Units are forfeited.
Termination for Cause:	Unvested Units are forfeited.
Change in Control	The Board may determine that the Company shall redeem any PRSUs and RSUs which are outstanding at the time of the offer related to the change in control.
Assignment & Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.
Amendment and Termination	The Human Resources Committee may, subject to regulatory approval and subject to applicable shareholder approval in certain circumstances, amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, provided that no such amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, without the consent of the affected Participant. If the plan is terminated, the provisions of the plan will continue in effect as long as a RSU or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

Deferred Share Unit Plan

Type	Deferred Share Units
Eligibility	Occasionally granted to NEOs and other executives as part of on-hire compensation. All NEOs and Other Executives may also elect to receive their STIP in the form of DSUs subject to Company approval.
Overview

DSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional DSUs are credited to the participant’s DSU account.

DSU vesting schedules vary; all vested units can only be redeemed post termination. Payments are settled in cash upon redemption.

Under the Share Matching Program in place from 2015 through 2017, executives could elect to defer their STIP award into DSUs before it was granted as well as defer their RSU/PRSU grant into DSUs before it was granted. Matching DSUs were awarded for these deferrals.

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Type	Deferred Share Units
Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

DSUs that are granted in lieu of STIP (bonus) remuneration vest immediately. Matching DSUs awarded under the Share Matching Program upon deferral of STIP will vest 1/3 per year. This 3-year program commenced in 2015 and ended in 2017.

DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded under the Share Matching Program upon deferral of RSU/PRSUs, cliff vest not later than three years after the grant date and DSUs awarded upon deferral of PRSUs are subject to the same adjustments for performance as applicable.

Exercise or Payout

Vested DSUs and credited dividends must be redeemed for cash by holders by December of the year following termination of service (other than as a result of death or retirement). Unvested DSUs at the time of termination are forfeited. “Specified Executives” subject to US tax filing will have their DSUs redeemed six months after separation from service; all other US tax filers will have their DSUs redeemed thirty days after separation from service.

Vested units are paid out based on the market price on the redemption date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding redemption date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before vesting:
Death:	The Company will make a lump sum cash payment within 90 days of death for DSUs credited to the executive’s account.
Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are eligible for payout.
Resignation:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following resignation.
Termination Without Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination.
Termination for Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination.
Change in Control	There are no vesting or redemption provisions relating to a change of control.
Assignment & Transferability of Awards	DSUs are not transferable or assignable other than by will or applicable law.
Amendment and Termination	The Human Resources Committee may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any DSUs, or any rights pursuant thereto, without the consent of the affected holder. If the plan is terminated, the provisions of the plan will continue in effect as long as a DSU or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

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PENSION BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers DB Pension Plan and the Rogers DC Pension Plan. In addition, all NEOs, other than Mr. Natale, will receive benefits under the Rogers DB SERP or the Rogers DC SERP in accordance with their registered pension plan participation. Mr. Natale is entitled to a supplementary pension plan, as described below.

DEFINED BENEFIT ARRANGEMENTS

The DB Plan is a contributory defined benefit pension plan registered under the ITA and the Pension Benefits Standards Act. It was closed to new enrolment on July 1, 2016. Executives who are members of the DB SERP are not required to contribute to it. For each year of credited service, the DB Plan provides members with an annual pension benefit of 2.0% of their annual salary, up to the ITA prescribed maximum. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the DB Plan. The most recent upgrade was effective January 1, 2019, such that pension benefits earned for all service prior to January 1, 2014 are based on the member’s pensionable earnings in 2013. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, or age 65. Members who terminate before eligibility for early retirement, or age 55, are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65.

The DB SERP provides additional pension benefits to certain key executives for earnings in excess of the ITA limits and therefore not covered by the DB Plan. For each year of credited service, the DB SERP provides eligible executives with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 pensionable earnings, in excess of the ITA limits, and including eligible target bonuses, capped at a combined annual aggregate of $1,250,000. Benefits earned under the DB SERP vest after three years of membership in the DB SERP and are payable on an unreduced basis once a member has attained age 55 and completed 30 years of continuous employment, or reached age 65. Executives who are vested and whose employment ends, are entitled to a lump sum payment from the DB SERP of the equivalent value of the accrued pension payable at age 65 or they may defer their benefit in the plan until a later date. If a DB SERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Any amendments made to the DB Plan, such as base year upgrades, are reflected in the DB SERP. The DB SERP is not funded and benefit payments to former executives are paid directly by Rogers. As at December 31, 2019, the unfunded obligation with respect to both current and former executives and their beneficiaries was $73,482,000 (compared to an obligation of $67,351,000 as at December 31, 2018). In 2019, Rogers recognized a charge to net income of $4,534,711 with respect to benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $4,004,324.

Pursuant to Mr. Natale’s employment agreement, he is entitled to a lifetime pension benefit, payable at age 62, equal to $4,172 per month of service at termination less the monthly pension payable if his DC Plan balance were converted into a monthly lifetime pension, plus an additional $8,570 per month starting at age 55 and increasing by $530.50 per month of service to age 62. The normal form of pension provides that in the event of Mr. Natale’s death within five years after pension benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that five-year period. In the event of Mr. Natale’s death before benefits commence, his designated beneficiary shall receive a lump sum equal to the commuted value of

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his accrued benefit. A Retirement Compensation Arrangement will be established prior to the pension commencement date for the payment of monthly pension benefits.

Defined Benefit Pension Plan
		Annual Benefits Payable[1]
Name	Number of Years of Credited Service	At Year End ($)	At Age 65 ($)	Opening Present Value of Defined Benefit Obligation[2] ($)	Compensatory Change[3] ($)	Non- Compensatory Change[4] ($)	Closing Present Value of Defined Benefit Obligation[5] ($)
Joe Natale[6]	2.72	265,600	749,000	2,853,700	655,900	636,400	4,146,000
Anthony Staffieri[7]	11.08	237,800	550,900	2,422,300	384,300	521,900	3,328,500
[1]

Annual Benefits Payable include the value of assumed pensionable bonuses for service after 2014 for Mr. Staffieri. Retiring executives may elect to have the pension from the DB SERP converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End. The benefits for all NEOs are based on the December 31, 2019 values.

[2]

Opening Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2018. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2018, as disclosed in the notes to the 2018 Audited Consolidated Financial Statements, based on the actual earnings for 2018 and adjusted to reflect expected future increases in pensionable earnings.

[3]

Compensatory Change includes the value of the projected pension earned for service from January 1, 2019 to December 31, 2019, the change in accrued obligation due to differences between actual and assumed compensation for the year, and the change in accrued obligation due to changes in benefits in the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that the Company will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if the Company deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]

Non-Compensatory Change includes interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, and changes in actuarial assumptions.

[5]

Closing Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2019. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2019, as disclosed in the notes to the 2019 Audited Consolidated Financial Statements, based on the actual earnings for 2019 and adjusted to reflect expected increases in pensionable earnings.

[6]	Mr. Natale participates in the DC Plan and his DB SERP arrangement wraps around his DC Plan value to provide a target benefit.
[7]

Mr. Staffieri will be eligible for an additional three years of credited service upon his 10th service anniversary with Rogers (i.e., November 28, 2021). The additional three years of credited service granted in 2016 are included in Number of Years of Credited Service, Annual Benefits Payable at Year End and at Age 65, and Accrued Obligation at Year End.

NEOs who participate in the DB Plan are currently vested in their pension entitlements earned to December 31, 2019. In accordance with IFRS, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

DEFINED CONTRIBUTION ARRANGEMENTS

Effective July 1, 2016, the Company introduced the DC Plan for new employees and existing employees who were not enrolled in the DB Plan. Employees joining this plan may contribute between 1% and 8% of their earnings and receive a matching contribution from the Company of up to 6%. Benefits in the DC Plan vest immediately. Normal retirement age for employees in the DC Plan is age 65, but employees may choose to retire at any time after reaching age 55. Key executives hired after June 30, 2016 will join the DC Plan on a non-contributory basis if they are eligible for the DC SERP. The DC SERP provides a 14% employer contribution on base salary earned above the maximum money purchase limit under the ITA, plus 14% of the lesser of a) the actual bonus amount and b) the annual target bonus amount, capped at a combined annual aggregate of $1,250,000. The DC SERP is not funded and benefits are accrued on a notional

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basis. An executive’s notional account is vested three years after joining the DC SERP. Executives whose employment ends within three years of joining the DC SERP will not receive any benefit under the DC SERP. Notional interest is credited and is determined based on the investment decisions made by the executive. As at December 31, 2019, the unfunded obligation with respect to both current and former executives and their beneficiaries was $810,390 (December 31, 2018 — $190,271). In 2019, Rogers recognized a charge to net income of $620,119 with respect to benefits accrued for service by current executives and made no payment to former executives or their beneficiaries.

Defined Contribution Pension Plan
Name	Accumulated Value at Start of Year[1] ($)	Compensatory[2] ($)	Accumulated Value at Year End[1] ($)
Joe Natale	50,300	27,200	91,500
Jordan Banks	—	34,700	35,700
Brent Johnston	38,700	173,400	234,900
Dean Prevost	139,500	178,500	349,000

[1]	Accumulated Value at Start of Year represents the account balances at the beginning and/or end of the year, on an accrued basis.
[2]	Compensatory includes accrued contributions to the registered pension plan and accrued notional contributions to the DC SERP plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

POTENTIAL PAYMENTS UPON TERMINATION, RESIGNATION, RETIREMENT OR CHANGE OF CONTROL

The following table shows potential payments to each NEO who was active as at December 31, 2019, as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2019. With the exception of the CEO, there are no provisions specific to a change in control scenario. The Human Resources Committee has ultimate discretion to determine the appropriate treatment for a change in control scenario in accordance with plan terms.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 31, 2019, which was $64.48. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

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The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Employment Termination Entitlement at December 31, 2019
	Severance ($)	Stock Options ($)	Share-Based Awards ($)	Pension ($)	Total ($)
Joe Natale
Termination Without Cause[1]	5,678,120	1,732,491	9,499,288	1,618,000	18,527,899
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control[2]	5,678,120	1,732,491	9,499,288	1,618,000	18,527,899
Anthony Staffieri
Termination Without Cause[1]	3,279,550	703,230	4,293,412	1,603,800	9,879,992
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control[2]	—	—	—	—	—
Jordan Banks
Termination Without Cause[1]	2,655,550	812,500	2,810,979	55,700	6,334,729
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control[2]	—	—	—	—	—
Brent Johnston
Termination Without Cause[1]	2,759,550	—	2,409,800	523,500	5,692,850
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control[2]	—	—	—	—	—
Dean Prevost
Termination Without Cause[1]	2,863,550	143,542	2,085,224	350,000	5,442,316
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control[2]	—	—	—	—	—

[1]

In the event of termination without cause on December 31, 2019, any of Messrs. Natale, Staffieri, Johnston, and Prevost would have been entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target, and executive allowance, and benefits continuance. All stock options and PRSUs would continue to vest to the earlier of 24 months or the date they commence alternative full-time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. All performance targets related to stock options would be deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three-year performance period that has not been completed would be deemed to have been met at 100% of target.

In the event of termination without cause on December 31, 2019, Mr. Banks would have been entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target, and executive allowance, and benefits continuance. All stock options and PRSUs granted up to March 2020 to Mr. Banks shall continue to vest as scheduled as if Mr. Banks was still employed by the Company. Also, all DSUs granted to Mr. Banks, with respect to his sign-on awards, would be considered vested immediately.

[2]

In the event of an occurrence constituting Resignation with Good Reason, Mr. Natale may give written notice of resignation within 90 days and receive the benefits outlined above as if it were a termination of employment without cause. “Good Reason” includes: a material breach by the Company of Mr. Natale’s employment agreement that remains unremedied upon expiry of a period of ten days following the written notice of such breach to the Company, Mr. Natale’s role within the Company is eliminated or materially reduced without his express written consent, any involuntary relocation of the geographic location of the Company’s principal place of employment, or any transaction(s) that results in the Rogers family controlling less than 50% of the issued and outstanding voting shares of RCI.

In the event of an occurrence constituting Good Reason which is not remedied by the Company within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it were a termination of employment without cause. “Good Reason” includes: any material diminishment of Mr. Staffieri’s authority or responsibility as CFO, a unilateral change in his reporting responsibilities, or a material reduction in Mr. Staffieri’s compensation, pension plan or benefits.

In the event of an occurrence constituting Good Reason which is not remedied by the Company within 60 days of notice by Mr. Banks, and no later than 60 days following such date, Mr. Banks may terminate his employment and receive the benefits outlined above as if it were a termination of employment without cause. “Good Reason” includes: any material diminishment of Mr. Banks’ authority or responsibility as President, Media (including any change in title which does not contain President), any change in reporting structure to or from, including

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any change that sees Mr. Banks report into anyone other than the CEO of Rogers Communications Inc., or to a Board of Directors of a Rogers-affiliated company of which Mr. Banks is the CEO, or a material reduction in Mr. Banks’ compensation, pension plan, or benefits.
[3]

In the event of Resignation, Messrs. Natale, Staffieri, Banks, and Johnston must provide the Board with six months’ written notice; Mr. Prevost must provide the Board with three months’ written notice. Messrs. Natale, Staffieri, Banks, Johnston and Prevost will be entitled to redeem any PRSUs, SOs, and DSUs that vest prior to the effective date of resignation. In the event that Mr. Banks resigns within 3 years of hire, all rights under the SERP plan will be forfeited.

[4]	None of Messrs. Natale, Staffieri, Banks, Johnston, or Prevost are eligible for retirement on December 31, 2019.
[5]

Termination with cause includes (i) theft, fraud, or embezzlement from the Company or any other material act of dishonesty relating to Messrs. Natale’s, Staffieri’s, Banks’, Johnston’s, or Prevost’s employment; (ii) willful misconduct in the course of fulfilling one’s duties which is materially injurious to the Company; (iii) willful, deliberate, and continuous failure on one’s part to perform one’s duties in any material respect after written notice is provided by the Company; or (iv) willful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

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Director Compensation

DIRECTOR COMPENSATION, PHILOSOPHY, AND COMPONENTS

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee. In 2017, the Corporate Governance Committee conducted an external assessment of the directors’ compensation program, which had been in effect since the fourth quarter of 2016. This assessment compared the compensation of the members of the Board against prevailing market conditions and included feedback from Meridian Compensation Partners. The compensation program as described below was approved by the Corporate Governance Committee and came into effect in the second quarter of 2018. In 2019, the Corporate Governance Committee reviewed the compensation of directors and determined no changes were required. The Corporate Governance Committee however did agree to have another independent study completed in 2020.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, the components of our director compensation program are:

•	an annual retainer;

•	an additional annual retainer if the director serves as Lead Director, a Committee Chair, or a Committee member; and

•	an annual grant of equity through the issuance of DSUs and/or through the purchase of Class B Non-Voting Shares.

Directors may choose to receive their retainer and/or fees in DSUs or through the purchase of Class B Non-Voting Shares.

RETAINERS AND FEES

Annual Retainers

During the year ended December 31, 2019, non-employee members of the Board received director retainers in accordance with the following standard arrangements:

Type of Retainer or Fee	Amount ($)
Board Annual Retainer	110,000
Lead Director Annual Retainer	40,000
Audit and Risk Committee Chair Annual Retainer	30,000
Human Resources Committee Chair Annual Retainer	20,000
Other Committee Chair Annual Retainer	15,000
Committee Member Annual Retainer	5,500

Directors’ Deferred Share Unit Plan and Share Purchase Plan

In addition to the retainers noted above, in 2019, each non-employee director (other than the Lead Director, the Chair, the Vice Chair, and the Deputy Chair) received a grant of equity in the amount of $120,000 through the issuance of DSUs and/or through the purchase of Class B

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Non-Voting Shares. The Lead Director received Class B Non-Voting Shares in the amount of $160,000. The Chair received Class B Non-Voting Shares in the amount of $500,000 and the Deputy Chair received Class B Non-Voting Shares in the amount of $250,000. The number of DSUs is based on the share price at the time of the grant. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Each DSU has a value equal to the market price of a Class B Non-Voting Share at the end of the relevant fiscal quarter. A director’s DSUs may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares.

In 2017, the DSU Plan was amended and restated to allow non-employee directors to choose to receive any or all of their fees and retainers in DSUs or through a purchase of Class B Non-Voting Shares.

The table below shows the retainers and fees that we paid to the non-employee directors for meetings held during the year ended December 31, 2019.

Name[1]	Retainer
	Board[2] ($)	Committee Chair/Committee ($)	Total fees paid ($)
B.R. Brooks[3]	230,000	15,125	245,125
R.K. Burgess[4]	230,000	9,625	239,625
J.H. Clappison[5]	310,000	50,500	360,500
R. Dépatie	230,000	16,500	246,500
R.J. Gemmell[6]	230,000	15,125	245,125
A.D. Horn	230,000	26,000	256,000
J.A. MacDonald	230,000	16,500	246,500
I. Marcoux	230,000	25,500	255,500
D.R. Peterson	230,000	11,000	241,000
E.S. Rogers[7]	1,000,000	—	1,000,000
L.A. Rogers	230,000	—	230,000
M.L. Rogers	230,000	—	230,000
M.M. Rogers[8]	500,000	—	500,000
Total	4,110,000	185,875	4,295,875

[1]

Compensation disclosure for Mr. Natale, who was a NEO in 2019, can be found in the “Summary Compensation Table” in the Executive Compensation section. Compensation disclosure for Mr. Lind can be found in the “Director Summary Compensation Table” below.

[2]	The amount disclosed in respect of the Board Retainer includes the value of the DSUs granted to directors in 2019. See “Directors’ Deferred Share Unit Plan and Share Purchase Plan”.
[3]	Ms. Brooks was appointed to the Corporate Governance Committee on April 18, 2019.
[4]	Mr. Burgess was on the Human Resources Committee from April 18, 2019 until his resignation from the Board effective November 20, 2019.
[5]	The amount disclosed under “Total fees paid” does not include $61,500 in respect of his service on the board of Rogers Bank.
[6]	Mr. Gemmell was appointed to the Pension Committee on April 18, 2019.
[7]

As our Chair, Mr. Rogers was paid an annual retainer of $1,000,000 ($500,000 cash and $500,000 equity) in lieu of all other retainers and attendance fees in respect of all Board and Committees on which he served as a representative of RCI.

[8]

As our Deputy Chair, Ms. Rogers was paid an annual retainer of $500,000 ($250,000 cash and $250,000 equity) in lieu of all other retainers and attendance fees in respect of all Board and Committees on which she served as a representative of RCI.

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In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Other than certain former employee directors, our non-employee directors are not entitled to a pension, other retirement benefits, or non-equity incentive plan compensation.

SHARE OWNERSHIP REQUIREMENTS

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. Each non-employee director is required to own six times their annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares, and DSUs during their term of service as director of the Company. Directors have five years from the date of initial election to the Board to attain the required ownership level. See “The Proposed Nominees” above for information on each director’s current share ownership.

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DIRECTOR SUMMARY COMPENSATION TABLE

The following table shows the compensation received by each director for the year ended December 31, 2019. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors while they hold both roles.

Name[1]	Year	Fees Earned Paid In Cash ($)	Fees Earned Used For Share Purchase[2] ($)	Share-Based Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
B.R. Brooks	2019 2018 2017	— — —	182,562 178,000 132,000	62,563 58,000 52,000	26,661 — —	271,786 236,000 184,000
R. K. Burgess[5]	2019 2018 2017	— — —	120,000 120,000 80,000	119,625 113,875 109,500	20,463 — —	260,088 233,875 189,500
J.H. Clappison[6]	2019 2018 2017	150,375 144,282 125,625	210,125 208,093 121,875	— — —	24,919 — —	385,419 352,375 247,500
R. Dépatie	2019 2018 2017	126,500 122,125 71,472	120,000 120,000 80,000	— — —	25,019 — —	271,519 242,125 151,472
R.J. Gemmell	2019 2018 2017	— — —	— — 43,722	245,125 238,500 110,250	24,616 — —	269,741 238,500 153,972
A.D. Horn[7]	2019 2018 2017	136,000 132,750 250,000	120,000 120,000 —	— — 4,500,298	47,607 — 341,168	303,607 252,750 5,091,466
P. Lind[8]	2019 2018 2017	— — —	n/a n/a n/a	— — —	929,069 950,003 1,131,684	929,069 950,003 1,131,684
J.A. MacDonald	2019 2018 2017	61,985 63,027 64,925	— 169,470 147,575	184,515 16,128 —	17,121 — —	263,621 248,625 212,500
I. Marcoux	2019 2018 2017	— — —	— — —	255,500 255,625 219,750	28,960 — —	284,460 255,625 219,750
D.R. Peterson	2019 2018 2017	— — —	— — —	241,000 239,250 189,500	21,849 — —	262,849 239,250 189,500
E.S. Rogers[9]	2019 2018 2017	500,000 500,000 400,000	500,000 500,000 400,000	— — —	78,293 3,855 1,800	1,078,293 1,003,855 801,800
L.A. Rogers	2019 2018 2017	— — —	230,000 225,000 171,500	— — —	28,362 — —	258,362 225,000 171,500
M.L. Rogers	2019 2018 2017	— — —	230,000 225,000 171,500	— — —	28,586 — —	258,586 225,000 171,500
M.M. Rogers[9]	2019 2018 2017	250,000 250,000 —	250,000 250,000 198,250	— — —	27,044 11,316 11,454	527,044 511,316 209,704

[1]	Compensation disclosure for Mr. Natale, who was a NEO in 2019, is discussed in the “Summary Compensation Table” in the Executive Compensation section.
[2]

These amounts represent fees applied to the purchase of Class B Non-Voting Shares (with the purchase amounts being net of withholding of income tax), purchased under the Share Purchase Plan. Refer to “Directors’ Deferred Share Unit Plan and Share Purchase Plan” for further details.

[3]	These amounts represent DSUs that were elected to be received under the Directors’ Deferred Share Unit Plan. Refer to “Directors’ Deferred Share Unit Plan and Share Purchase Plan” for further details.
[4]	In 2019, includes a taxable benefit for MLSE championship memorabilia. For Mr. E.S. Rogers, additionally includes a taxable benefit for 2018 MLSE championship memorabilia.
[5]	Robert K. Burgess resigned from the Board effective November 20, 2019.
[6]	The amounts disclosed in “Fees Earned Paid In Cash” and “Fees Earned Used For Share Purchase” do not include $61,500 in respect of Mr. Clappison’s service on the board of Rogers Bank.
[7]

For his tenure as Interim President and CEO during 2016 and 2017, Mr. Horn received a share-based award of $4,500,298. Mr. Horn has a supplementary retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan.

[8]

The amounts disclosed for each year in “All Other Compensation” include Mr. Lind’s retainer amounts, discretionary performance-based bonus as part of his retainer arrangement, and supplemental pension. In 2017 the amount also included car benefits.

[9]

The amounts disclosed in “All Other Compensation” in 2017, 2018 and 2019 include parking fees. In 2019, the amounts for Mr. E.S. Rogers are for benefits, and in 2017 & 2019 for Ms. M.M. Rogers are for benefits.

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OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the directors as at December 31, 2019.

	Option Awards[1]				Share Awards
Name[2]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
B.R. Brooks	—			—	—	—	622,607
R.K. Burgess[4]	—			—	—	—	559,875
J.H. Clappison	—			—	—	—	2,344,407
R. Dépatie	—			—	—	—	—
R.J. Gemmell	—			—	—	—	614,393
A.D. Horn	—			—	74,129	4,779,870	3,837,348
P. Lind	17,385	48.5634	03/01/2023
	17,287	42.8524	03/03/2024	650,586	—	—	—
J.A. MacDonald	—			—	—	—	1,260,198
I. Marcoux	—			—	—	—	3,011,715
D.R. Peterson	—			—	—	—	7,639,447
E.S. Rogers	21,870	48.5634	03/01/2023
	21,750	42.8524	03/03/2024
	26,940	44.9737	03/02/2025
	48,260	49.9539	03/01/2026	2,045,026	—	—	—
L.A. Rogers	—			—	—	—	5,980,869
M.L. Rogers	—			—	—	—	2,391,064
M.M. Rogers[5]	10,327	48.5634	03/01/2023
	10,275	42.8524	03/03/2024
	17,240	44.9737	03/02/2025
	22,790	49.9539	03/01/2026	1,053,933	—	—	321,513

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described under “Summary of Long-Term Incentive Plans” in the Executive Compensation section.

[2]	Compensation disclosure for Mr. Natale, who was a NEO in 2019, can be found under the “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.
[3]	The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2019, which was $64.48.
[4]	Robert K. Burgess resigned from the Board effective November 20, 2019.
[5]

The value of awards not paid or distributed represents the aggregate value of cash bonuses Ms. M.M. Rogers voluntarily elected to defer into DSUs and the dividend equivalent units earned as additional DSUs.

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Name[1]	Option Awards-Value Vested During the Year[2] ($)	Share Awards-Value Vested During the Year[3] ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year ($)

B.R. Brooks	–	62,563	–

R. K. Burgess[4]	–	119,625	–

J.H. Clappison	–	–	–

R. Dépatie	–	–	–

R.J. Gemmell	–	245,125	–

A.D. Horn	–	–	–

P. Lind	–	–	–

J.A. MacDonald	–	184,515	–

I. Marcoux	–	255,500	–

D.R. Peterson	–	241,000	–

E.S. Rogers	413,792	1,902,991	–

L.A. Rogers	–	–	–

M.L. Rogers	–	–	–

M.M. Rogers	223,887	898,921	–

[1]	Compensation disclosure for Mr. Natale, who was a NEO in 2019, can be found under the “Incentive Plan Awards” and in “Summary Compensation Table” in the Executive Compensation section.
[2]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described under “Stock Option Plans” in the Executive Compensation section.

[3]

These amounts are not payable to the director until termination of the director’s service. For additional details, see “Directors’ Deferred Share Unit Plan and Share Purchase Plan”. Amounts for Mr. E.S. Rogers and Ms. M.M. Rogers include awards previously granted with respect to their management roles.

[4]	Robert K. Burgess resigned from the Board effective November 20, 2019.

Securities Authorized for Issuance Under

Equity Compensation Plans

The following table shows details of the equity compensation plans as at December 31, 2019.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights (A) (#)	Weighted- average exercise price of outstanding options, warrants, and rights (B) ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (C) (%)
Equity compensation plans approved by security holders
Options	3,154,795	61.82	21,641,575
RSUs	2,472,774	–	1,527,226
TOTAL	5,627,569		23,168,801

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The following information is provided as at December 31, 2019:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Shares and Class B Non-Voting Shares
Restricted Share Unit Plan	4,000,000	0.79%
2000 Stock Option Plan	30,000,000	5.94%
1996 Stock Option Plan	25,000,000	4.95%
1994 Stock Option Plan	9,500,000	1.88%

As at December 31, 2019, the number of Class B Non-Voting Shares to be issued upon the exercise of outstanding Stock Options was 3,154,795 and RSUs was 2,472,774, representing 0.62% and 0.49% respectively, of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued as at December 31, 2019 under the Stock Option Plans was 42,858,425. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Option Plans and the RSU Plan is 23,168,801.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not, at any time, exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee has the authority to waive or vary the provisions regarding exercise of stock options or RSUs following termination of employment or ceasing to be a director, as applicable.

BURN RATE

The following table discloses the annual burn rate for each of the three most recently completed fiscal years for each Long-Term Incentive Plan. The rates are calculated based on the weighted average of the aggregate Class A Shares and Class B Non-Voting Shares outstanding during the applicable year.

Plan	2019	2018	2017
Stock Options	0.2%	0.2%	0.2%
Restricted Share Units	0.2%	0.2%	0.1%
Deferred Share Units	0.0%	0.0%	0.1%

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Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers, and employees (current and former) outstanding as at February 24, 2020 to the Company and its subsidiaries.

Purpose	To the Company or its subsidiaries ($)	To another entity ($)
Share purchases	—	—
Other	59,500	—

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.

New York Stock Exchange (the NYSE)	We have shares listed on the NYSE

The TSX	We have shares listed on the TSX

Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 – “Disclosure of Corporate Governance Practices” (NI 58-101) and the guidelines set forth in National Policy 58-201 – “Corporate Governance Guidelines” (NP 58-201). This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, (i) a nominating committee consisting entirely of independent directors, and (ii) a majority of independent directors on the board. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee. Prior to Mr. Burgess’ resignation effective November 20, 2019, a majority of our directors were independent, while currently half of the directors are independent. If all of the proposed directors are elected to the Board, the Company will have a majority of independent directors following the meeting.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditor

The NYSE listing standards require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of

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preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditor is to be appointed by the shareholders at the annual general meeting of the Company. Our Audit and Risk Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

BOARD COMPOSITION

Following the resignation of Robert K. Burgess effective November 20, 2019, the Board currently has 14 members, which will increase to 15 members if all of the proposed nominees are elected as directors. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in determining whether or not a direct or indirect business, commercial, industrial, banking, consulting, professional, charitable, or service relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Company’s website at investors.rogers.com/corporate- governance.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the CEO. The Chair and CEO, are in regular communication during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

Edward S. Rogers, Chair, is not an independent director. Pursuant to the Board Mandate, the Board has appointed John H. Clappison, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

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The following table shows those directors of the Board who are independent and those who are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director[1]	Independent	Non-independent	Reason for non-independence
Bonnie R. Brooks, C.M.	✓
John H. Clappison	✓
Robert Dépatie	✓
Robert J. Gemmell	✓
Alan D. Horn		✓	Executive officer of the controlling shareholder
Philip B. Lind, C.M.		✓	Consultant to the Company
John A. MacDonald	✓
Isabelle Marcoux, C.M.	✓
Joe Natale		✓	Executive officer of the Company
The Hon. David R. Peterson, P.C., Q.C.	✓
Edward S. Rogers (Chair)		✓	Executive officer of the controlling shareholder
Loretta A. Rogers		✓	Related to a Non-Independent Director of the Company
Martha L. Rogers		✓	Related to a Non-Independent Director of the Company
Melinda M. Rogers		✓	Related to a Non-Independent Director of the Company

[1]	Robert K. Burgess, who was independent, resigned from the Board effective November 20, 2019.

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the Board are attached to this circular as Appendix C.

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The following table shows the seven permanent committees of the Board and the current directors acting as chair or members of the committees.

Director[1]	Audit and Risk	Corporate Governance	Executive	Finance	Human Resources	Nominating	Pension

Bonnie R. Brooks, C.M.		¦			¦		¦

John H. Clappison	🌑	🌑	¦

Robert Dépatie		¦			¦	¦

Robert J. Gemmell	¦			¦			¦

Alan D. Horn			¦	¦			🌑

Philip B. Lind, C.M.

John A. MacDonald	¦				¦	¦

Isabelle Marcoux, C.M.		¦			🌑

Joe Natale

The Hon. David R. Peterson, P.C., Q.C.						¦	¦

Edward S. Rogers			🌑	🌑		🌑

Loretta A. Rogers

Martha L. Rogers

Melinda M. Rogers				¦		¦	¦

🌑	Chair
¦	Member
[1]	Robert K. Burgess resigned from the Board effective November 20, 2019.

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BOARD’S SKILLS MATRIX

We maintain a skills matrix, based on Primary Industry Background and Functional Experience, in which the directors indicate their background and expertise level in areas we think are relevant to the Board for a company like ours. The table below lists the key competencies each director has indicated they possess. All of the directors also have expertise in corporate governance.

	PRIMARY INDUSTRY BACKGROUND						FUNCTIONAL EXPERIENCE

Director
Bonnie R. Brooks, C.M.					✓		✓	✓	✓		✓
John H. Clappison	✓			✓		✓	✓	✓	✓		✓
Robert Dépatie						✓	✓	✓	✓		✓
Robert J. Gemmell	✓			✓			✓	✓	✓		✓
Alan D. Horn	✓					✓	✓	✓	✓
Philip B. Lind, C.M.			✓			✓	✓	✓		✓		✓
John A. MacDonald		✓				✓	✓	✓	✓		✓
Isabelle Marcoux, C.M.				✓		✓	✓	✓	✓	✓	✓
Joe Natale		✓				✓	✓	✓	✓
The Hon. David R. Peterson, P.C., Q.C.			✓	✓		✓	✓	✓		✓		✓
Edward S. Rogers		✓				✓	✓	✓	✓		✓
Loretta A. Rogers						✓	✓					✓
Martha L. Rogers						✓	✓					✓
Melinda M. Rogers		✓				✓	✓	✓	✓			✓

[1]	Experience with, or understanding of, the financial services sector, with particular knowledge of insurance, asset management, or mutual fund operations.
[2]	Experience with, or understanding of, existing and relevant emerging technologies, including information and telecom technology.
[3]	Experience with, or an understanding of, public sector organizations, including crown corporations or educational institutions.
[4]	Current or past provider of legal, accounting, or other professional services, either in private practice or in-house with a public company or other major organization.
[5]	Experience with, or understanding of, major retail channels.
[6]	Experience with, or understanding of, the telecommunications, media, and/or content industries, including strategic context, market competitors, and business issues facing those industries.
[7]	Current or past director of another public company or a major/operating private company or non-profit organization.
[8]	Current or past CEO, direct report to the CEO, or chair of the board of directors of a public company or other major organization.
[9]

Experience with, or understanding of, investment banking, major corporate transactions, and/or the development and implementation of the strategic direction of a public company or other major organization.

[10]	Experience with, or understanding of, government, relevant government agencies, and public policy, federally and/or provincially.
[11]	Experience with, or understanding of, executive compensation, leadership development, talent management/retention, and succession planning.
[12]	Experience with, or understanding of, corporate responsibility practices and the constituents involved in sustainable development practices.

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BOARD MANDATE AND RESPONSIBILITIES

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate, including roles and responsibilities for directors, including the Chair of the Board, is attached to this circular as Appendix B.

During 2019, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2020.

The following table shows the number of meetings of the Board and its committees and the attendance rate of each director in 2019 for the period of time that each such director was on the Board or applicable committee.

Director	Board[1]	Audit and Risk	Corporate Governance	Finance	Human Resources	Nominating	Pension	Total Attendance
Bonnie R. Brooks, C.M.[2]	7/7		1/1		5/5		3/3	100%
Robert K. Burgess[3]	6/6	6/6			2/2			100%
John H. Clappison	7/7	6/6	4/4					100%
Robert Dépatie	7/7		4/4		5/5	3/3		100%
Robert J. Gemmell[4]	7/7	6/6		5/5			2/2	100%
Alan D. Horn	7/7			5/5			3/3	100%
Philip B. Lind, C.M.	7/7							100%
John A. MacDonald	7/7	6/6			5/5	3/3		100%
Isabelle Marcoux, C.M.	7/7		4/4		5/5			100%
Joe Natale	7/7							100%
The Hon. David R. Peterson, P.C., Q.C.	7/7					3/3	3/3	100%
Edward S. Rogers	7/7			5/5		3/3		100%
Loretta A. Rogers	7/7							100%
Martha L. Rogers	5/7							71%
Melinda M. Rogers	7/7			5/5		3/3	3/3	100%

[1]	No Executive Committee meetings were required in 2019.
[2]	Bonnie R. Brooks was appointed to the Corporate Governance Committee on April 18, 2019.
[3]	Robert K. Burgess resigned from the Board effective November 20, 2019.
[4]	Robert J. Gemmell was appointed to the Pension Committee on April 18, 2019.

CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY

The Board has adopted both (i) the Directors Code of Conduct and Ethics, and (ii) the Business Conduct Policy for directors, officers and employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

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Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may only be made by either the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, officers, and employees, such as distribution of the Business Conduct Policy to the Company’s employees and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details, refer to “Ethical Business Conduct” in Appendix A to this circular.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions that are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

All of the directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

As part of the Board’s continuing education, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives from time to time.

The following table sets out certain educational activities organized in 2019:

Topic	Participants	Timing
Risk Management in Compensation Programs	Human Resources Committee	January
Information and Cyber Security	Audit and Risk Committee	Quarterly
Enterprise and Business Unit Risk Management Update	Audit and Risk Committee	April
Emerging Technology Trends	Board of Directors	April
Critical Audit Matters Reporting External Customer Fraud Trends	Audit and Risk Committee	July
Proposed Changes to Taxation of Stock Options Market Trends in Long Term Incentive Plan Design	Human Resources Committee	October
Enterprise Risk Management, Business Continuity, and Disaster Recovery Procurement and Supply Chain KPMG Regulatory Update	Audit and Risk Committee	October

DIRECTOR NOMINATION AND BOARD ASSESSMENT, GENDER DIVERSITY, AND TERM LIMITS

The Nominating Committee is responsible for reviewing, considering, and initiating proposals for nomination of individuals for election to the Board and assessing incumbent

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directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board.

The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is important at all levels of the organization, including the executive officer level and the Board level. The Board has adopted a formal gender diversity policy to re-affirm its commitment to diversity and to ensure that the Board is meeting one of its objectives for strong female representation on the Board. The key provision of this policy is to ensure that the Nominating Committee reviews overall composition of the Board and potential nominees with gender diversity as an important consideration. The Nominating Committee monitors and annually presents to the Board the gender diversity statistics of the Board. The Board does not have a target for representation of women on the Board but the Board believes that the gender diversity policy will ensure that gender diversity is an important consideration in the candidate evaluation and selection process. The Board currently has five female directors and, if the proposed nominee directors for this year are elected, women will represent 33.3% of the Board.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors, which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually, and the Board composition generally, to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair of the Committee reviews the recommendations and comments of the directors with the Corporate Governance Committee.

GENDER DIVERSITY IN EXECUTIVE OFFICER POSITIONS

In its consideration of potential candidates for senior executive officer positions, management takes into account gender diversity, recognizing the benefits of having a management team representing different perspectives. Management has not set measurable objectives or targets for ensuring women are represented at the senior executive officer level as the Company is committed to an inclusive and diverse workplace, including advancing women to senior executive officer positions. As at December 31, 2019, 32% of existing positions at the Vice President and above level (but excluding senior executive officers) were held by women and 39% of existing positions from Manager to Director levels were held by women. The Company currently has two women in senior executive officer positions, which represents 17% of the senior executive officer positions. The Company has a Diversity Management Policy that establishes its position on diversity, which ensures meritocracy, equal opportunity, and respect for the inclusion and diversity of all employees. In August 2018, the Board approved a People, Culture & Reputation plan in which a commitment was made to execute a new three-year Inclusion and

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Diversity Plan (I&D Plan), which includes advancing the progress made in supporting the career growth, development, and engagement of women. The I&D Plan will be used to determine and monitor goals at the executive and other management levels, reflecting the Company’s commitment to fostering an inclusive environment where all employees can reach their full potential. Rogers’ commitment to inclusion and diversity, including the I&D Plan, is also being recognized externally, as Rogers was once again recognized as one of Canada’s Best Diversity Employers in 2020.

RISK MANAGEMENT OVERSIGHT

For a description of risk management oversight, please see “Risk Management” on page 65 of our 2019 MD&A.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

For further information regarding the Audit and Risk Committee, in compliance with the disclosure requirement of National Instrument 52-110—“Audit Committees”, refer to the section entitled “Audit and Risk Committee” in the Company’s Annual Information Form dated March 5, 2020, which is available on SEDAR at sedar.com or on EDGAR at sec.gov.

OTHER GOOD GOVERNANCE PRACTICES

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

INTERACTION WITH SHAREHOLDERS

The Company remains committed to interacting with our shareholders. Meetings are held on a regular basis between management and institutional shareholders. In addition, a conference call with the investment community is organized on a quarterly basis, with audience participation through a question and answer period, to review our financial results and at other times where appropriate. Additionally, management participates in various broker-hosted investor conferences held throughout the year, which may be webcast at investors.rogers.com. Our Investor Relations team answers requests and questions from our shareholders. Our Investor Relations team may be contacted by telephone at 647.435.6470.

Any person wishing to contact the Lead Director or another member of the Board, may write, in care of the Corporate Secretary, to the head office of the Company at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada or by e-mail: board.matters@rci.rogers.com.

Submitted on behalf of the Corporate Governance Committee.

John H. Clappison

Chair, Corporate Governance Committee

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Report of the Audit and Risk Committee

We are pleased to provide this overview of the work of the Audit and Risk Committee during 2019.

The Audit and Risk Committee met six times to review key matters relating to its mandate and annual work plan and reported on these matters to the Board. At each regular meeting, the Audit and Risk Committee had the opportunity to meet without management present and also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A Mandate Work Plan was used to ensure that the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. At each meeting, there was an educational presentation to keep the members up to date with current developments, such as upcoming accounting and tax legislative changes, and other matters relevant to the Company.

2019 HIGHLIGHTS

In fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2019:

Financial Reporting

•	received a regular quarterly business update from the CEO and the CFO in an in camera session;

•	obtained regular updates and monitored the implementation activities supporting the adoption of IFRS 16, Leases;

•	received regular quarterly updates from investor relations to understand the capital markets, investor profiles, and performance of Rogers’ stock.

Enterprise Risk Management

•	reviewed the Company’s Annual Enterprise Risk Management Assessment;

•	reviewed the Business Continuity and Disaster and Recovery Plans;

•	monitored risk management activities including mitigations and risk trending on a quarterly basis;

•	obtained regular updates on information and cyber security risks;

•	reviewed the corporate insurance program.

Audit Functions

•

led a formal review of the qualifications, expertise, resources, and the overall performance of the external auditors by: (1) conducting a survey with the Committee members, (2) evaluating against pre-established Audit Quality Indicators (AQIs), and (3) assessing the independence of the auditors;

•	reviewed and approved the internal audit charter and the internal audit plan for 2020;

•	received regular internal audit and corporate security services reports and met with management to review its action plans to address recommendations and the timing of remediation.

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Committee Governance

•	reviewed the performance of key finance management with the CFO;

•

received various educational presentations to continue learning about the business and monitor financial risks including: the Company’s enterprise and business unit risk management program, annual tax update, critical audit matters reporting in the external auditor report and other external auditor practices and regulatory environment updates, procurement and supply chain update, and review of accounting policies, accounting estimates, and new accounting pronouncements;

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, refer to Appendix C to this circular or visit the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

Other

•	reviewed the risk management, investor relations, and financial reporting implications of the launch of Rogers Infinite unlimited data and device financing plans in Wireless.

APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at our Annual General Meeting of Shareholders of the Company on April 18, 2019.

At the 2020 Annual General Meeting of Shareholders, the shareholders are being asked to re-appoint KPMG LLP as the Company’s independent registered public accounting firm for 2020. The Audit and Risk Committee has recommended to the Board that KPMG LLP be re-appointed. Representatives of KPMG LLP are expected to be present at the meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, refer to “Appointment of Auditors” on page 23 of this circular.

Submitted on behalf of the Audit and Risk Committee.

John H. Clappison

Chair, Audit and Risk Committee

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Other Information

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2019.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or senior executive officers, nor any person who has had such a position since January 1, 2019, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of the auditors.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our, or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL INFORMATION

Please see our full-year 2019 audited financial statements and 2019 MD&A for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or at investors.rogers.com. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department, which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

647.435.6470

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

Graeme McPhail

Secretary

March 5, 2020

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Bonnie R. Brooks, C.M.

John H. Clappison

Robert Dépatie

Robert J. Gemmell

Ellis Jacob, C.M.

John A. MacDonald

Isabelle Marcoux, C.M.

The Hon. David R. Peterson, P.C., Q.C.

During his time on the Board in 2019, Robert K. Burgess was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.

Prior to Mr. Burgess’ resignation from the Board effective November 20, 2019, a majority of our directors were independent, while currently half of the directors are independent. If all of the proposed directors are elected to the Board, the Company will have a majority of independent directors following the meeting.

If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the tables in “The Proposed Nominees” under “Election of Directors”.

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Instrument Requirements	Comments

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

Please refer to “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices” and the table in that section.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the tables under “Election of Directors” and “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Company’s goals, objectives, and strategies. The Board has in place a strategic planning process and reviews and approves, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility is overseeing, managing, and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. In fulfilling his or her duties, the Chair will work closely with the Deputy Chair and the Lead Independent Director who will either directly or indirectly assist in ensuring that the roles

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Instrument Requirements	Comments
and responsibilities of the Board are satisfactorily addressed. For that purpose, the duties of the Chair of the Board include, among other things:
• chair annual and special meetings of shareholders;

•   chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual directors and ensuring that clarity regarding decisions is reached and duly recorded;

•   prepare the agenda for each Board meeting with the participation of management and input of the Deputy Chair;

•   monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits) provided that if the Chair is not independent, he or she must be absent for meetings and portions thereof where all Committee members are required to be independent;

•   ensure that the Board and its committees have the necessary resources to support their work, in particular, accurate, timely and relevant information;

•   assist in the Board’s evaluation and self- assessment of its effectiveness and implementation of improvements;

•   provide appropriate guidance to individual Board members in discharging their duties;

•   ensure newly appointed directors receive an appropriate orientation and education program;

•   promote constructive and effective relations between the Board and the CEO, and with the Rogers Control Trust;

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Instrument Requirements	Comments

•   promote best practices and high standards of corporate governance;

•   provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members;

•   provide leadership to ensure that the Board works as a cohesive team; and

•   ensure that appropriate processes are in place for evaluation by the Board of the Chief Executive Officer.

The chairs of each Board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required, and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written position description for the office of CEO. The Human Resources Committee will review and approve the CEO’s written objectives for the current year.
Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for directors, officers, and employees (the Codes). The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise

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Instrument Requirements	Comments

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

to a conflict of interest, among other requirements.

(i)  We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Articles & Corporate Governance Documents” in the “Corporate Governance” section at investors.rogers.com/corporate-governance.

(ii)   Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Rogers Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)  Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, the Company expects any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the

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Instrument Requirements	Comments

Company’s accounting practices, financial controls, or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” under “Voting Information”) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not composed entirely of independent directors as two members, Edward S. Rogers and Melinda M. Rogers, are not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers and Melinda M. Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee

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Instrument Requirements	Comments

being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.

Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis” under “Executive Compensation”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.

All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis” under “Executive Compensation”.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Please refer to Appendix C for the full mandate of the Human Resources Committee.

The Human Resources Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth, and reviewing progress on leadership development plans.

Other Board Committees
If the Board has standing committees other than the audit, compensation, and nominating committees, identify the committees and describe their function.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.

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Instrument Requirements	Comments
Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

If an issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer on achieving the objectives of the policy, and

(iv)  whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.
Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

If the issuer has adopted a target referred to in either Item (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.	Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Lead Director.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

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•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) (other than commitments solely between the Company and its Wholly owned subsidiaries of the Company) in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions or outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combinations and investments and loans by the Company or any subsidiary;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board of Directors (the “Board”) that the Chair not be an executive of Rogers Communications Inc. (the “Company”) and that there be a separation of the offices of Chair and Chief Executive Officer. In the event the non-executive Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities of the Lead Director set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. In fulfilling his or her duties, the Chair will work closely with the Deputy Chair and the Lead Independent Director who will either directly or indirectly assist in ensuring that the foregoing roles and responsibilities are satisfactorily addressed. The Chair shall be responsible, among other things, to:

•	chair annual and special meetings of shareholders;

•

chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual directors and ensuring that clarity regarding decisions is reached and duly recorded;

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•	prepare the agenda for each Board meeting with the participation of management and input of the Deputy Chair;

•

monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that if the Chair is not independent, he or she must be absent for meetings and portions thereof where all Committee members are required to be independent;

•	ensure that the Board and its committees have the necessary resources to support their work, in particular, accurate, timely and relevant information;

•	assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	provide appropriate guidance to individual Board members in discharging their duties;

•	ensure newly appointed directors receive an appropriate orientation and education program;

•	promote constructive and effective relations between the Board and the CEO, and with the Rogers Control Trust;

•	promote best practices and high standards of corporate governance;

•	provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members;

•	provide leadership to ensure that the Board works as a cohesive team; and

•	ensure that appropriate processes are in place for evaluation by the board of the Chief Executive Officer.

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	provide the perspective of the independent directors to all relevant persons and groups, including the Board Chair, Chief Executive Officer and Chairs of the Committees;

•	if the Chair is not independent, to chair separate executive sessions of the independent members of the board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

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PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit and Risk Committee; (2) Corporate Governance Committee; (3) Pension Committee; (4) Executive Committee; (5) Finance Committee; (6) Nominating Committee; and (7) Human Resources Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

AUDIT AND RISK COMMITTEE

Current Members1:

Name	Independent
John H. Clappison (Chair)	Yes
Robert J. Gemmell	Yes
John A. MacDonald	Yes

[1]	Robert K. Burgess was a committee member until November 20, 2019.

Our Main Responsibilities:

•	overseeing reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•

recommending to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors’ work – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

•

overseeing the establishment and maintenance of processes and controls that ensure the Company is in compliance with both the laws and regulations that apply to it as it relates to financial reporting and risk management

•	reviewing the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	reviewing the Company’s business continuity and disaster recovery plans

•	receiving reports on, and approving, if appropriate, certain transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	recommending to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

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In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal and Regulatory Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

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The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)

review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)

review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles (GAAP) and/or non GAAP measures that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)

following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)

review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)

the interim consolidated financial statements, the Company’s disclosure under “Management’s Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board, provided that such approval is subsequently reported to the Board at its next meeting.

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2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)

be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)

pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)

consider, assess and report to the Board with regard to the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)

request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;

(d)

review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and

(e)	review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

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4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)

oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)

review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)

review with the Company’s Chief Legal and Regulatory Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

(b)	processes for identifying, assessing and managing risks;

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(c)

major risk exposures and trends from all areas (e.g. information and cyber security, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to stakeholders, including analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)

report regularly to the Board, including matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

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CORPORATE GOVERNANCE COMMITTEE

Current Members1:

Name	Independent
John H. Clappison (Chair)	Yes
Bonnie R. Brooks, C.M.[1]	Yes
Robert Dépatie	Yes
Isabelle Marcoux, C.M.	Yes

[1]	Bonnie Brooks was appointed to the committee on April 18, 2019.

Our Main Responsibilities:

•	reviewing and making recommendations regarding the Board of Director’s (the “Board”) approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and committees of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	developing a set of corporate governance rules, including a code of conduct and ethics;

(ii)	reviewing and recommending the compensation of the Company’s directors; and

(iii)	facilitating the evaluation of the Board and Committees of the Board.

Independence

Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

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The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

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(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

(g)

monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole and the committees of the Board;

(i)	provide an orientation and education program for individuals elected to the Board for the first time; and

(j)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

PENSION COMMITTEE

Current Members:

Name	Independent
Alan D. Horn (Chair)	No
Bonnie R. Brooks, C.M.	Yes
Robert J. Gemmell[1]	Yes
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

[1]	Robert J. Gemmell was appointed to the committee on April 18, 2019.

Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	overseeing the funding, administration, communication, and investment management of the Plans;

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(ii)	selecting and monitoring the performance of all third parties performing duties in respect of the Plans;

(iii)	approving amendments to the Plans;

(iv)	adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

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Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following exclusive powers, duties, and responsibilities in respect of the Plans:

(a)	assessing the governance structure of the Plans;

(b)	approving the mandate of the Committee and appointing its members;

(c)	approving the adoption of and wind-up of any Plan with active members;

(d)

approving all Significant Plan amendments where “Significant” means an amendment that increases total funding liabilities for any single Plan by an actuarially calculated present value of $5,000,000 or that reflect changes in company policy towards retirement benefits;

(e)	receiving reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approving any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)

monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, any third party who holds pension funds on behalf of the Plans such as a custodian or insurance company (each a “funding agent”), investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	reviewing and approving, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)

monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

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(iii)	monitoring the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approving the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)

ensuring that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)

overseeing the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)

approving amendments, other than Significant amendments, to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopting annual or more frequent review and amendment of any SIP&P;

(d)	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receiving, reviewing, and approving audited and unaudited financial statements for the Plans;

(f)	reporting to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

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EXECUTIVE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
John H. Clappison	Yes
Alan D. Horn	No

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the Board of Directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

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Agendas for meetings of the Executive Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

FINANCE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Alan D. Horn	No
Melinda M. Rogers	No

Our Main Responsibilities:

Reviewing and reporting to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

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•	commitments, in the ordinary course of business, of more than $200 million

•	commitments, outside the ordinary course of business and involving more than $50 million

•	alliance, branding, licence, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

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Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the execution of filing of any document required to implement any such matter, including with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)

financings (including the issuance of securities of the Company or rights to convert or exchange into or acquire securities of the Company, other than employee share options or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(i)	in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions; or

(ii)

outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including, without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

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(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million in the aggregate;

(d)

alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)

the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(f)

the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

NOMINATING COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert Dépatie	Yes
John A. MacDonald	Yes
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the board.

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Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

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Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	where appropriate, interview proposed nominees;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)	establish criteria for prospective members of the Board and/or committees of the Board and the boards of directors of the Company’s affiliates;

(e)

recommend, in a timely fashion, to the Board and to the boards of directors of wholly- owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

(f)

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest; and

(g)	develop a three (3) year succession plan for all Board members and review and update annually as necessary.

HUMAN RESOURCES COMMITTEE

Current Members1:

Name	Independent
Isabelle Marcoux, C.M. (Chair)	Yes
Bonnie R. Brooks, C.M.	Yes
Robert Dépatie	Yes
John A. MacDonald	Yes

[1]	Robert K. Burgess was a committee member until November 20, 2019.

Our Main Responsibilities:

•	review, approve and, as applicable, recommend for Board of Directors’ (the “Board”) approval, our executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•	set performance objectives for the Chief Executive Officer (CEO), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•	Review and approve, as appropriate, competitive compensation that meets the Company’s hiring, retention, and performance objectives, the recommended compensation for the following positions:

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i.	the CEO;

ii.	all officers reporting to the CEO and certain other senior officers; and

iii.	Family Members of the above employees and board directors employed by the Company and its affiliates, unless it is in line with Rogers standard compensation practices.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and, if applicable, recommend changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition the Committee shall review the Company’s human resources development, succession planning, diversity policy and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The CEO may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not

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present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from considering, approving and making recommendations regarding any matters related to its purpose.

(a)

review and, as appropriate, approve any changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	on an annual basis, review and approve the Company’s succession and management development and diversity plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(c)	review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the CEO. With respect to the CEO, the Committee will at least annually:

(i)	establish performance goals and corresponding incentive compensation award levels;

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(ii)	review actual performance against established goals; and

(iii)	review and, as appropriate, recommend for Board approval, incentive compensation awards;

(d)	review, based on the recommendations of the CEO, and approve the level of all forms of compensation to be paid to:

(i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the CEO, for the Company and its affiliates;

(ii)	All Officers reporting to the CEO and all Officers at the E1 and E2 level;

(iii)

Family Members of the employees in (i) and (ii) above and Board of Directors, who are employed by the Company and its affiliates, at the Director level and above to the extent that there is a deviation from Rogers standard compensation practices for the level or role. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) as well as board members being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

(iv)	executives at the E3 and E4 levels, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures;

(e)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the CEO;

(f)

consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which are set by the Committee on an annual basis:

(i)	the maximum number of shares that may be granted under awards to participants within defined salary bands; and

(ii)	the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants);

(g)

review and, as appropriate, approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3 and E4 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures;

(h)

monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA) including the approval of grants of options, share units, or other long-term incentives to employees based on the recommendation of the CEO and to ensure that all grants are made in accordance with the terms of the Company’s approved Executive Compensation Policies and Procedures;

(i)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(j)	conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com

Transfer Agent: AST Trust Company (Canada)

By mail:

P.O. Box 700

Station B

Montreal, Quebec, H3B 3K3

Tel:  1.800.387.0825 (US and Canada) / 416.682.3860 (Outside North America)

Fax: 1.888.249.6189

E-mail:inquiries@astfinancial.com

Website:www.astfinancial.com/ca-en

ROGERS CUSTOMER SERVICE 1.888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact AST Trust Company (Canada) as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts, and others requiring additional financial information can visit investors.rogers.com or contact: investor.relations@rci.rogers.com or 647.435.6470. For media inquiries: 416.935.7777.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

AST Trust Company (Canada) administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit https://ca.astfinancial.com/InvestorServices/Search-DRIP, or contact AST Trust Company (Canada) as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive e-mail notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.